
10013530

Microsoft

Annual Report 2010

MICROSOFT CORPORATION

SEC Mail Processing
Section

OCT 12 2010

Washington, DC
110

TO OUR SHAREHOLDERS, CUSTOMERS, PARTNERS, AND EMPLOYEES

A year ago in my 2009 annual letter to shareholders, I reflected on the impact of the global recession and the difficulties that all businesses faced in responding to one of the most challenging economic environments in the past 80 years.

Now, just 12 months later, I'm gratified to report that fiscal 2010 was a year of remarkable accomplishments. We reported record revenue and earnings per share, showed outstanding momentum across all our businesses, maintained a disciplined approach to controlling costs, and proved our deep commitment to smart investments in technology innovation.

As I look back on fiscal 2010, there are three critical areas that lay the foundation for long-term growth and sustained future success:

1. Our commitment to cloud computing
2. A product portfolio that is stronger than ever
3. Our record-setting financial performance

Leading the Cloud Transformation

Throughout the history of the computing industry, we have seen long stretches of steady incremental improvement, punctuated by waves of intense transformation and change. Key breakthroughs – the microprocessor in the 1970s, the graphical user interface in the 1980s, and the Internet in the 1990s – revolutionized the role that information technology plays in how we manage information, run our businesses and share experiences, bringing dramatic positive change to the lives of hundreds of millions of people.

Today, with the emergence of cloud computing, we're in the midst of the next great wave of transformation and change.

The cloud is revolutionizing computing by linking the computing devices people have at hand to the processing and storage capacity of massive datacenters, transforming computing from a constrained resource into a nearly limitless platform for connecting people to the information they need, no matter where they are or what they are doing. This has profound implications for the way people use technology across their lives to work, learn, communicate, and have fun.

With our unique position in the industry, it's not enough just to ride this great wave – we intend to grow it and shape it. This is why we've made a company-wide commitment to Microsoft's solutions, bringing the benefits of the cloud to the billion people who use computing today and the billions more who will gain access to digital technology for the first time in the years ahead. In fiscal 2010, Microsoft invested $8.7 billion in research and development, with most of that devoted to cloud technologies. Today, roughly 70 percent of Microsoft's 40,000 engineers work on cloud-related products and services, and in fiscal 2011 that number will grow to nearly 90 percent.

With the first version of Hotmail®, Microsoft started investing in cloud computing more than 15 years ago. Today, our consumer cloud technologies and services support hundreds of millions of customers around the globe. More than 300 million people use Windows Live® Hotmail and Windows Live Messenger to send nearly 10 billion messages every day. This year, our Xbox LIVE® subscription base surpassed 25 million subscribers, a growth of over 20 percent from last year.

On the business side, not only are we offering online versions of our products, such as Microsoft Dynamics® CRM Online, Microsoft® Office 2010, SharePoint® Online, Exchange Online and Office Communications Online, but we are delivering entirely new cloud computing platform innovations such as Windows Azure™, SQL Azure™ and Windows Intune™. The Windows Azure Platform Appliance is a groundbreaking product that will enable service providers, large enterprises and governments to achieve breakthrough datacenter efficiency through innovative power, cooling and automation technologies.

Currently, over 10,000 corporate customers have adopted Windows Azure and thousands of business and government entities representing millions of people have purchased Microsoft's online productivity services to improve productivity and reduce costs. Customers include 13 of the top 20 global telecom firms, 15 of the top 20 global banks and 16 of the top 20 global pharmaceutical companies. Together, these technologies, products, and services enable us to do something no other company can do – deliver cloud solutions that span the complete range of business needs our customers have.

At Microsoft, we firmly believe the impact of cloud computing will be as big as – or bigger than – the previous waves of technology change. The opportunities cloud computing will create for our customers, our partners and our company will be immense.

When it comes to the cloud, "we're all in."

Delivering New Advances Across Our Product Portfolio

Fiscal 2010 was one of the strongest years in company history for the range and quality of the product advances that we delivered.

At the top of the list is Windows® 7. Faster, simpler, and easier to use, it enables people to work the way they want to and more easily than ever before. Windows 7 has already sold 175 million copies, making it the fastest-selling operating system in history. Fiscal 2010 also saw updates of many of our Windows Live cloud services, which are redefining how people socialize, communicate and share experiences.

Late in fiscal 2010, we released Office 2010 with Office Web Apps. This newest version of our world-leading productivity software provides a unified experience that enables people to connect to their work and each other across the PC, phone and browser so they can get things done from almost anywhere. Even before its official launch date, Office 2010 had been downloaded by more than 9 million beta customers.

In our Server & Tools Business, Windows Server®, SQL Server™ and Visual Studio® product advances all help IT professionals save time, reduce costs and build dynamic and efficient data centers.

In our Online Services Division, we delivered several innovation advances in Bing™ throughout the year. Bing gained over 4 points of share during the year and feedback from customers and industry analysts has been positive. We are well along the way on the Yahoo/Bing search integration we announced last July and expect the U.S. integration to be completed this fiscal year.

Along with these releases, in fiscal 2010 we laid the groundwork for several products that will continue to deliver innovation over the next year. This holiday season we'll roll out Kinect™ for Xbox 360®, a new experience that incorporates video and audio sensors to empower people to use gestures and voice commands to play games and enjoy other kinds of TV entertainment – all without the need for a controller.

We'll also launch Windows® Phone 7, a completely new interface for phones that focuses on simplicity and a smart design that brings together the Web, apps and services into an integrated experience. This year, we'll deliver the latest version of our browsing technology, Internet Explorer® 9, which is already winning rave reviews for its speed and performance.

These products join a comprehensive portfolio of products that improve people's lives and help businesses succeed.

Record Financial Performance

Our combination of focus, discipline and commitment in fiscal 2010 enabled us to achieve record financial results.

For the year, revenue reached a record of $62.5 billion, an increase of 7 percent compared with the previous fiscal year. Operating income grew by 18 percent to $24.1 billion. Diluted earnings per share jumped 30 percent to $2.10 and we returned almost $16 billion to shareholders through stock buybacks and dividends.

These outstanding results reflect the strong product momentum across the entire company, and we achieved double-digit growth in every business segment during the fourth quarter of fiscal 2010. In addition, we grew operating income more quickly than overall revenue during each quarter of fiscal 2010, which shows that Microsoft has maintained a tight focus on controlling expenses.

More than 35 years ago, Microsoft helped launch the first great wave of information technology transformation by creating the software that made the PC revolution possible. Today, with your support and our industry-leading cloud solutions, exciting product portfolio and strong financial performance, we're playing a key role in delivering the tools and technologies that are making information technology more powerful, more useful, more affordable and more accessible.

We're thrilled and humbled to be a part of this process and we look forward to seeing the transformation that results.

Thank you.



Steven A. Ballmer
Chief Executive Officer

September 3, 2010

SELECTED FINANCIAL DATA, QUARTERLY STOCK PRICE INFORMATION, ISSUER PURCHASES OF EQUITY SECURITIES, DIVIDENDS, AND STOCK PERFORMANCE

FINANCIAL HIGHLIGHTS

(In millions, except per share data)

Year Ended June 30,	2010	2009	2008	2007	2006
Revenue	**$ 62,484**	$ 58,437	$ 60,420	$ 51,122	$ 44,282
Operating income	**$ 24,098**	$ 20,363	$ 22,271 (c)	$ 18,438	$ 16,380
Net income	**$ 18,760**	$ 14,569	$ 17,681 (c)	$ 14,065	$ 12,599
Diluted earnings per share	**$ 2.10**	$ 1.62	$ 1.87	$ 1.42	$ 1.20
Cash dividends declared per share	**$ 0.52**	$ 0.52	$ 0.44	$ 0.40	$ 0.35
Cash and cash equivalents and short-term investments	**$ 36,788**	$ 31,447	$ 23,662	$ 23,411	$ 34,161
Total assets	**$ 86,113**	$ 77,888	$ 72,793	$ 63,171	$ 69,597
Long-term obligations	**$ 13,791** (a)	$ 11,296 (b)	$ 6,621	$ 8,320	$ 7,051
Stockholders' equity	**$ 46,175**	$ 39,558	$ 36,286	$ 31,097	$ 40,104

(a) *Includes $1.25 billion of convertible debt securities issued in June 2010 and $3.75 billion of debt securities issued in May 2009. See Note 12 – Debt in the Notes to Financial Statements.*

(b) *Includes $3.75 billion of debt securities issued in May 2009. See Note 12 – Debt in the Notes to Financial Statements.*

(c) *Includes charge of $1.4 billion (€899 million) related to the fine imposed by the European Commission in February 2008.*

QUARTERLY STOCK PRICE

Our common stock is traded on the NASDAQ Stock Market under the symbol MSFT. On July 20, 2010, there were 138,568 registered holders of record of our common stock. The high and low common stock sales prices per share were as follows:

Quarter Ended	September 30	December 31	March 31	June 30	Fiscal Year
Fiscal Year 2010					
High	**$ 26.25**	**$ 31.50**	**$ 31.24**	**$ 31.58**	**$ 31.58**
Low	**$ 22.00**	**$ 24.43**	**$ 27.57**	**$ 22.95**	**$ 22.00**
Fiscal Year 2009					
High	$ 28.50	$ 27.47	$ 21.00	$ 24.34	$ 28.50
Low	$ 23.50	$ 17.50	$ 14.87	$ 18.18	$ 14.87

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2010, approximately $23.7 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plans using cash resources:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		2010 (a)		2009 (b)		2008 (c)
First quarter	**58**	**$ 1,445**	223	$ 5,966	81	$ 2,348
Second quarter	**125**	**3,583**	95	2,234	120	4,081
Third quarter	**67**	**2,000**	0	0	30	1,020
Fourth quarter	**130**	**3,808**	0	0	171	4,975
Total	**380**	**$ 10,836**	318	$ 8,200	402	$ 12,424

(a) *All shares repurchased in fiscal year 2010 were repurchased under the plan approved by our Board of Directors on September 22, 2008.*
(b) *Of the 318 million shares of common stock repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the plan approved by our Board of Directors during the first quarter of fiscal year 2007. The remaining shares were repurchased under the plan approved by our Board of Directors on September 22, 2008.*
(c) *All shares repurchased in fiscal year 2008 were repurchased under the plan approved by our Board of Directors during the first quarter of fiscal year 2007.*

Dividends

In fiscal year 2010, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 18, 2009	**$ 0.13**	**November 19, 2009**	**$ 1,152**	**December 10, 2009**
December 9, 2009	**$ 0.13**	**February 18, 2010**	**$ 1,139**	**March 11, 2010**
March 8, 2010	**$ 0.13**	**May 20, 2010**	**$ 1,130**	**June 10, 2010**
June 16, 2010	**$ 0.13**	**August 19, 2010**	**$ 1,127**	**September 9, 2010**

The dividend declared on June 16, 2010 will be paid after the filing of our 2010 Form 10-K and was included in other current liabilities as of June 30, 2010.

In fiscal year 2009, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 19, 2008	$ 0.13	November 20, 2008	$ 1,157	December 11, 2008
December 10, 2008	$ 0.13	February 19, 2009	$ 1,155	March 12, 2009
March 9, 2009	$ 0.13	May 21, 2009	$ 1,158	June 18, 2009
June 10, 2009	$ 0.13	August 20, 2009	$ 1,157	September 10, 2009

The dividend declared on June 10, 2009 was included in other current liabilities as of June 30, 2009.

STOCK PERFORMANCE

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microsoft Corporation, The S&P 500 Index
And The NASDAQ Computer Index



Microsoft Corporation
S&P 500
Nasdaq Computer
Dollars
160
140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
Fiscal Year Ending June 30

	6/05	6/06	6/07	6/08	6/09	6/10
Microsoft Corporation	100.00	95.03	121.86	115.40	102.15	100.77
S&P 500	100.00	108.63	131.00	113.81	83.98	96.09
NASDAQ Computer	100.00	100.43	126.57	117.26	98.08	119.38

* $100 invested on 6/30/05 in stock or index, including reinvestment of dividends.

Note About Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, the following sections: "Business", "Management's Discussion and Analysis", and "Risk Factors." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our fiscal year 2010 Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS DESCRIPTION

GENERAL

Our mission is to enable people and businesses throughout the world to realize their full potential. Since the company was founded in 1975, we have worked to achieve this mission by creating technology that transforms the way people work, play, and communicate. We develop and market software, services, hardware, and solutions that we believe deliver new opportunities, greater convenience, and enhanced value to people's lives. We do business throughout the world and have offices in more than 100 countries.

We generate revenue by developing, manufacturing, licensing, and supporting a wide range of software products and services for many different types of computing devices. Our software products and services include operating systems for personal computers, servers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. We provide consulting and product and solution support services, and we train and certify computer system integrators and developers. We also design and sell hardware including the Xbox 360 gaming and entertainment console and accessories, the Zune digital music and entertainment device and accessories, and Microsoft personal computer ("PC") hardware products. In addition to selling individual products and services, we offer suites of products and services, including those discussed below and the enterprise client access license ("eCAL") suite, which licenses access to Microsoft server software products.

We earn revenues from customers paying a fee to license software; that will continue to be an important part of our business, even as we develop and deliver "cloud-based" computing services. Cloud-based computing involves providing software, services and content over the Internet by way of shared computing resources located in centralized data centers. Consumers and business customers access these resources from a variety of devices. Revenues are earned primarily from usage fees and advertising.

Microsoft's "software plus services" vision reflects our belief that what is most powerful for end users is a computing or communication device running sophisticated software, interacting with cloud-based resources. Examples of consumer-oriented cloud-based computing services we offer currently include:

- Bing, our Internet search service;
- Windows Live Essentials suite, which allows users to upload and organize photos, make movies, communicate via email and messaging and enhance online safety; and
- Xbox LIVE service, which enables online gaming, social networking, and content access.

Our current cloud-based services for business users include:

- Microsoft Office Web Apps, which are the online companions to Microsoft Word, Excel, PowerPoint, and OneNote;
- our Business Productivity Online Suite, offering communications and collaboration solutions with high availability and simplified enterprise IT management;
- Microsoft Dynamics Online family of customer relationship management ("CRM") and enterprise resources planning services; and
- our Azure family of services, including a scalable operating system with compute, storage, hosting and management capabilities, a relational database, and a platform that helps developers connect applications and services in the cloud or on premise.

We also conduct research and develop advanced technologies for future software products and services. We believe that delivering breakthrough innovation and high-value solutions through our integrated software platform is the key to meeting our customers' needs and to our future growth. We believe that we will continue to lay the foundation for long-term growth by delivering new products and services, creating new opportunities for partners, improving customer satisfaction, and improving our internal processes. Our focus is to build on this foundation through ongoing innovation in our integrated software platforms; by delivering compelling value propositions to customers; by responding effectively to customer and partner needs; and by continuing to emphasize the importance of product excellence, business efficacy, and accountability.

OPERATING SEGMENTS

We operate our business in five segments: Windows & Windows Live Division, Server and Tools, Online Services Division, Microsoft Business Division, and Entertainment and Devices Division. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of development, sales, marketing, and services resources within businesses.

Windows & Windows Live Division

Windows & Windows Live Division ("Windows Division") has overall responsibility for development and marketing of the Windows operating system, Windows Live and Internet Explorer. Windows Division revenue growth is largely correlated to the growth of the PC market, as the original equipment manufacturer ("OEM") distribution channel accounts for approximately 80% of total Windows Division revenue. In addition to PC market changes, Windows OEM revenue is impacted by:

- hardware market changes driven by shifts between emerging markets and developed market, consumer PCs and business PCs, and the impact of lower cost netbook PCs;
- the attachment of Windows to PCs shipped and changes in inventory levels within the OEM channel; and
- pricing changes and promotions, the pricing variation associated with OEM channel shifts from local and regional system builders to large, multinational OEMs, and other pricing factors.

Windows Division offerings consist of premium and standard edition Windows operating systems and online software and services through Windows Live. Premium Windows operating systems are those that include additional functionality and are sold at a price above our standard editions.

Products and Services: Windows operating system: Windows 7, including Home Basic, Home Premium, Professional, Ultimate, Enterprise, and Starter Edition; Windows Vista, including Home Basic, Home Premium, Ultimate, Business, Enterprise and Starter Edition; and Windows XP Home. Windows Live suite of applications and web services.

Competition

The Windows operating system faces competition from various commercial software products offered by well-established companies, including Apple and Google, and from the Linux operating system. Linux is derived from Unix and is available without payment under a General Public License. Partners such as Hewlett-Packard and Intel have been actively working with alternative Linux-based operating systems.

The Windows operating system also faces competition from alternative platforms and new devices that may reduce consumer demand for PCs. User and usage volumes on mobile devices are increasing around the world relative to the PC. Competitors such as Apple, Google, Mozilla, and Opera Software Company offer software that competes with the Web browsing capabilities of Internet Explorer, a component of the Windows operating system. Our operating system products compete effectively by delivering innovative software, giving customers choice and flexibility, a familiar, easy-to-use interface, compatibility with a broad range of hardware and software applications, and the largest support network for any operating system.

Windows Live software and services compete with Google, Yahoo!, and a wide array of Web sites and portals that provide communication and sharing tools and services.

Server and Tools

Server and Tools develops and markets server software, software developer tools, services, and solutions that are designed to make information technology professionals and developers and their systems more productive and efficient. Server software is integrated server infrastructure and middleware designed to support software applications built on the Windows Server operating system and includes the server platform, database, storage, management and operations, service-oriented architecture platform, security and identity software. Server and Tools also builds standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server offerings can be run on-site, in a partner-hosted environment, or in a Microsoft-hosted environment. Our cloud-based services comprise a scalable operating system with compute, storage, and management capabilities and a relational database, both of which allow customers to run enterprise workloads and web applications in the cloud, as well as a platform that helps developers connect applications and services in the cloud or on premise.

Server and Tools offers a broad range of enterprise consulting and product support services ("Enterprise Services") that assist customers in developing, deploying, and managing Microsoft server and desktop solutions. Server and Tools also provides training and certification to developers and information technology professionals for our Server and Tools, Microsoft Business Division, and Windows & Windows Live Division products and services.

Approximately 50% of Server and Tools revenue comes from annuity volume licensing agreements, approximately 30% is purchased through transactional volume licensing programs, retail packaged product and licenses sold to OEMs, and the remainder comes from Enterprise Services.

Products and Services: Windows Server operating system; Windows Azure; Microsoft SQL Server; SQL Azure; Visual Studio; Silverlight; System Center products; Biz Talk Server; Microsoft Consulting Services; Premier product support services; and other products and services.

Competition

Our server operating system products face competition from a wide variety of server operating systems and server applications, offered by companies with a variety of market approaches. Vertically integrated computer manufacturers such as Hewlett-Packard, IBM, and Oracle offer their own versions of the Unix operating system preinstalled on server hardware. Nearly all computer manufacturers offer server hardware for the Linux operating system and many contribute to Linux operating system development. The competitive position of Linux has also benefited from the large number of compatible applications now produced by many leading commercial and non-commercial software developers. A number of companies supply versions of Linux, including Novell and Red Hat.

We have entered into business and technical collaboration agreements with Novell and other Linux providers to build, market, and support a series of solutions to enhance the interoperability of our products with their virtualization, management, and network security solutions, and to provide each other's customers with patent coverage for their respective products.

We compete to provide enterprise-wide computing solutions with several companies that offer solutions and middleware technology platforms. IBM and Oracle lead a group of companies focused on the Java Platform Enterprise Edition. Commercial software developers that provide competing server applications for PC-based distributed client/server environments include CA Technologies, IBM, and Oracle. Our Web application platform software competes with open source software such as Apache, Linux, MySQL, and PHP, and we compete against Java middleware such as Geronimo, JBoss, and Spring Framework.

Numerous commercial software vendors offer competing software applications for connectivity (both Internet and intranet), security, hosting, database, and e-business servers. System Center competes with server management and server virtualization platform providers, such as BMC, CA Technologies, Hewlett-Packard, IBM, and VMWare in the management of information technology infrastructures. Forefront products compete with CA Technologies, IBM, McAfee, Oracle, Symantec, and Trend Micro in protecting both client and server applications. SQL Server competes with products from IBM, Oracle, Sybase, and other companies in providing database, business intelligence and data warehousing solutions. Our products for software developers compete against offerings from Adobe, Borland, IBM, Oracle, other companies, and open-source projects. Competing open source projects include Eclipse (sponsored by CA Technologies, IBM, Oracle, and SAP), PHP, and Ruby on Rails, among others.

Our cloud-based services offerings also have many competitors. Windows Azure faces competition from Google, Salesforce.com, and VMWare. SQL Azure faces competition from IBM and Oracle.

We believe that our server products, cloud-based services and Enterprise Services provide customers with advantages in innovation, performance, total costs of ownership, and productivity by delivering superior applications, development tools, and compatibility with a broad base of hardware and software applications, security, and manageability.

Online Services Division

The Online Services Division ("OSD") consists of online information offerings such as Bing, MSN portals and channels, as well as an online advertising platform with offerings for both publishers and advertisers. We earn revenue primarily from online advertising, including search, display, and advertiser and publisher tools. We continue to launch updated and new online offerings and expect to continue to do so in the future. During fiscal year 2010, we launched new releases of Bing, MSN and Advertising Platforms. In addition, on December 4, 2009, we entered into a definitive agreement with Yahoo! whereby Microsoft will provide the exclusive algorithmic and paid search platform for Yahoo! Web sites. We believe this agreement will allow us over time to improve the effectiveness and increase the value of our search offering through greater scale in search queries and an expanded and more competitive search and advertising marketplace.

***Products and Services*:** Bing; Microsoft adCenter; MSN; and Atlas online tools for advertisers and publishers.

Competition

OSD competes with Google, Yahoo!, and a wide array of Web sites and portals that provide content and online offerings to end users. We compete with these organizations to provide advertising opportunities for merchants. Competitors are continuously developing Internet offerings that seek to provide more effective ways of connecting advertisers with audiences. We believe our search engine, Bing, helps users make faster, more informed decisions by providing relevant search results, expanded search services, and a broad selection of content. We have also enhanced the user interface to bring a richer search experience. We also invest in improving the scale of our advertising platform to serve both owned and operated, as well as third-party online properties. We will continue to introduce new products and services to improve the user online experience. We believe that we can compete effectively by attracting new users, understanding their intent, and matching their intent with relevant content, advertiser offerings and software services. We will also attract advertisers by providing them access to targeted end-users on a high traffic network.

Microsoft Business Division

Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system and Microsoft Dynamics business solutions. Microsoft Office system products are designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions. Growth of revenue from the Microsoft Office system offerings, which generate over 90% of MBD revenue, depends on our ability to add value to the core Office product set and to continue to expand our product offerings in other information worker areas such as content management, enterprise search, collaboration, unified communications, and business intelligence. Microsoft Dynamics products provide business solutions for financial management, customer relationship management ("CRM"), supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises.

Approximately 80% of MBD revenue is generated from sales to businesses, which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue. Revenue from this category generally depends upon the number of information workers in a licensed enterprise and is therefore relatively independent of the number of PCs sold in a given year. Approximately 20% of MBD revenue is derived from sales to consumers, which includes revenue from retail packaged product sales and OEM revenue. This revenue is generally affected by the level of PC shipments and product launches.

***Products and Services*:** Microsoft Office; Microsoft SharePoint; and Microsoft Dynamics ERP and CRM, as well as Microsoft Office Web Apps, which are the online companions to Microsoft Word, Excel, PowerPoint and OneNote.

Competition

Competitors to the Microsoft Office system include many software application vendors such as Adobe, Apple, Corel, Google, IBM, Novell, Oracle, Red Hat, Zoho, and local application developers in Asia and Europe. Apple may distribute certain versions of its application software products with various models of its PCs and through its mobile devices. Corel and IBM have measurable installed bases with their office productivity products. Corel's suites, and many local software suites around the world, are aggressively priced for OEMs to preinstall them on low-priced PCs. Google provides a hosted messaging and productivity suite that competes with Microsoft Office, Microsoft Exchange, and Microsoft SharePoint, including its FAST enterprise search technology. The OpenOffice.org project provides a freely downloadable cross-platform application that also has been adapted by various commercial software vendors to sell under their brands, including IBM, Novell, Oracle, and Red Hat. Web-based offerings such as 37Signals, Adobe, AjaxWrite, gOffice, ShareOffice, Socialtext, ThinkFree, Zoho, or other small projects competing with individual applications, can also position themselves as alternatives to Microsoft Office system products.

Our Microsoft Dynamics products compete with well-known vendors such as Infor and Sage in the market focused on providing business solutions for small and mid-sized businesses. The market for large organizations and divisions of global enterprises is intensely competitive with a small number of primary vendors including Oracle and SAP. Additionally, Salesforce.com's on-demand customer relationship management offerings compete directly with Microsoft Dynamics CRM Online and Microsoft Dynamics CRM's on-premise offerings.

As we continue to respond to market demand for additional functionality and products, we will compete with additional vendors, most notably in content management and enterprise search, collaboration tools, unified communications, and business intelligence. These competitors include Autonomy, Cisco, Endeca, Google, IBM, Oracle, and SAP. We believe our products compete effectively with all of these vendors based on our strategy of providing flexible, easy to use solutions that work well with technologies our customers already have.

Entertainment and Devices Division

The Entertainment and Devices Division ("EDD") is responsible for developing, producing, and marketing: the Xbox 360 platform, including the Xbox 360 gaming and entertainment console and accessories, third-party games, games published under the Microsoft brand, and Xbox LIVE services, as well as research, sales, and support of those products and services; PC software games; online games and services; Mediaroom (our Internet protocol television software); Windows Phone and Windows Embedded device platforms; the Zune digital music and entertainment platform; application software for Apple's Macintosh computers, Microsoft PC hardware products and other devices. EDD is also responsible for all retail sales and marketing for retail packaged versions of the Microsoft Office system and the Windows operating systems.

Products and Services: Xbox 360 console and games; Xbox LIVE; Windows Phone; Windows Embedded device operating system; Zune; Mediaroom; and numerous consumer software and hardware products (such as Mac Office, mice, and keyboards); and Windows Automotive.

Competition

Entertainment and devices businesses are highly competitive, characterized by rapid product life cycles, frequent introductions of new products and titles, and the development of new technologies. The markets for our products are characterized by significant price competition. We anticipate continued pricing pressure from our competitors. From time to time, we have responded to this pressure by reducing prices on certain products. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with substantial financial and marketing resources. We compete primarily on the basis of product innovation, quality and variety, timing of product releases, and effectiveness of distribution and marketing.

Our Xbox gaming and entertainment business competes with console platforms from Nintendo and Sony, both of which have a large, established base of customers. The lifecycle for gaming and entertainment consoles averages five to 10 years. We released Xbox 360, our second generation console, in November 2005. Nintendo and Sony released new versions of their game consoles in late 2006. We believe the success of gaming and entertainment consoles is determined by the availability of games for the console, providing exclusive game content that gamers seek, the computational power and reliability of the console, and the ability to create new experiences via online services, downloadable content, and peripherals. We think the Xbox 360 is positioned well against competitive console products based on significant innovation in hardware architecture, new developer tools, online gaming services, and continued strong exclusive content from our own game franchises. In addition to competing against software published for non-Xbox platforms, our games business also competes with numerous companies that we have licensed to develop and publish software for the Xbox consoles.

Windows Phone faces competition from Apple, Google, Nokia, Openwave Systems, Palm, QUALCOMM, Research In Motion, and Symbian. The embedded operating system business is highly fragmented with many competitive offerings. Key competitors include IBM, Intel, and versions of embeddable Linux from commercial Linux vendors such as Metrowerks and MontaVista Software.

Zune competes with Apple and other manufacturers of digital music and entertainment devices. Our PC hardware products face aggressive competition from computer and other hardware manufacturers, many of which are also current or potential partners. Mediaroom faces competition primarily from a variety of competitors that provide elements of an Internet protocol television delivery platform, but that do not provide end-to-end solutions for the network operator.

Additional information on our operating segments and geographic and product information is contained in Note 22 – Segment Information and Geographic Data of the Notes to Financial Statements.

OPERATIONS

To serve the needs of customers around the world and to improve the quality and usability of products in international markets, we localize many of our products to reflect local languages and conventions. Localizing a product may require modifying the user interface, altering dialog boxes, and translating text.

Our operational centers support all operations in their regions, including customer contract and order processing, credit and collections, information processing, and vendor management and logistics. The regional center in Ireland supports the European, Middle Eastern, and African region; the center in Singapore supports the Japan, Greater China and Asia-Pacific region; and the centers in Fargo, North Dakota, Fort Lauderdale, Florida, Puerto Rico, Redmond, Washington, and Reno, Nevada support Latin America and North America. In addition to the operational centers, we also operate data centers throughout the United States and in Europe.

We contract most of our manufacturing activities for Xbox 360 and related games, Zune, various retail software packaged products, and Microsoft hardware to third parties. Our products may include some components that are available from only one or limited sources. Our Xbox 360 console includes certain key components that are supplied by a single source. The integrated central processing unit/graphics processing unit is purchased from IBM and the supporting embedded dynamic random access memory chips are purchased from Taiwan Semiconductor Manufacturing Company. Although we have chosen to initially source these key Xbox 360 components from a single supplier, we are under no obligation to exclusively source components from these vendors in the future. Beyond the exceptions noted, we generally have the ability to use other custom manufacturers if the current vendor becomes unavailable. We generally have multiple sources for raw materials, supplies, and components, and are often able to acquire component parts and materials on a volume discount basis.

RESEARCH AND DEVELOPMENT

During fiscal years 2010, 2009, and 2008, research and development expense was $8.7 billion, $9.0 billion, and $8.2 billion, respectively. These amounts represented 14%, 15%, and 14%, respectively, of revenue in each of those years. We plan to continue to make significant investments in a broad range of research and product development efforts.

While most of our software products are developed internally, we also purchase technology, license intellectual property rights, and oversee third-party development and localization of certain products. We believe we are not materially dependent upon licenses and other agreements with third parties relating to the development of our products. Internal development allows us to maintain closer technical control over our products. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. Generally, we also create product documentation internally. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software design. Before releasing new software platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing.

Investing in Business and Product Development

Innovation is the foundation for Microsoft's success. Our model for growth is based on our ability to initiate and embrace disruptive technology trends, to enter new markets, both in terms of geographies and product areas, and to drive broad adoption of the products and services we develop and market. We maintain our long-term commitment to research and development across a wide spectrum of technologies, tools, and platforms spanning communication and collaboration; information access and organization; entertainment; business and e-commerce; advertising; and devices.

Increasingly, we are taking a global approach to innovation. While our main research and development facilities are located in the United States, in Redmond, Washington, we also operate research and development facilities in other parts of the United States and around the world, including Canada, China, Denmark, England, India, Ireland, and Israel. This global approach will help us remain competitive in local markets and enable us to continue to attract top talent from across the world.

We invest in innovation by focusing on the emerging technology trends and breakthroughs that we believe offer significant opportunities to deliver value to our customers and growth for the company. Microsoft Research is one of the world's largest computer science research organizations, and works in close collaboration with top universities around the world to advance the state-of-the-art in computer science, providing us a unique perspective on future technology trends.

Based on our assessment of key technology trends and our broad focus on long-term research and development of new products and services, areas where we see significant opportunities to drive future growth include:

Cloud computing and software plus services

The ability to combine the power of desktop and server software with the reach of the Internet is creating important opportunities for growth in almost every one of our businesses. Accordingly, we are focused on innovation and broadening our platform to develop a cloud computing ecosystem that positions us for success in areas including virtualization, management, and security identity. We are also focused on delivering end-to-end experiences that connect users to information, communications, entertainment, and people in new ways across their lives at home, at work, and the broadest possible range of mobile scenarios through investments in datacenters; new versions of Windows and Office that are designed to support a wide range of connected scenarios; solutions for businesses that can be deployed by a customer, by a service provider like Microsoft, or by a Microsoft partner; tools for developers and Web designers; and consumer products and services including Xbox 360, Xbox LIVE, Windows Live services and Zune.

Natural user interfaces

The next few years will also see dramatic changes in the way people interact with technology as touch, gestures, handwriting, and speech recognition become a normal part of how we control devices. This will make technology more accessible and simpler to use and will create opportunities to reach new markets and deliver new kinds of computing experiences. Our long-term investments in natural user interfaces can be seen in products like Windows 7, the Microsoft Auto software platform and Kinect for Xbox 360. We believe sensory input is just one aspect of Natural User Interface technology, and we are researching the impact of several "interaction paradigms" such as contextual awareness and environmental awareness.

New scenario innovation in key industries

Continuing improvement in the power of computers and devices and the speed and ubiquity of networks is creating opportunities to deliver innovation that will transform a number of key industries and address significant global issues including healthcare, environmental sustainability, and education. In healthcare, for example, computing will connect personal health information to medical research and help make healthcare more preventive, personalized, and cost-effective. Today, Microsoft products such as HealthVault and Amalga help individuals manage their personal health and enable healthcare professionals to integrate research and health information so they can deliver more effective care. We also believe that we are entering a period where personal computers will play an increasingly important role in virtually every field of scientific research and discovery.

Intelligent computing

As computing power increases, our ability to build software that has the intelligence to understand a user's preferences based on the tools and information they have accessed in the past and anticipate their future needs is rapidly improving. This development will enable us to deliver a new generation of software solutions that make people more productive by enabling them to focus more on what they want to accomplish and less on the steps needed to use technology.

DISTRIBUTION, SALES, AND MARKETING

We market and distribute our products and services primarily through the following channels: OEM; distributors and resellers; and online.

OEM

We license our software to OEMs for distribution as pre-installed software on new PCs. The most significant part of the OEM business for us is licensing of the Windows operating system. We also license to OEMs certain server operating systems and desktop applications such as our Microsoft Office system and consumer software products. In addition to licensing them software, we market through OEMs hardware devices and software as services, including our Windows Live Essentials suite. We have OEM agreements covering one or more of our products with virtually all of the multinational OEMs, including Acer, ASUSTek, Dell, Fujitsu, Hewlett-Packard, Lenovo, NEC, Samsung, Sony, and Toshiba, and the regional OEMs, including Medion, MSI, and Positivo. In addition, a portion of the OEM business is also conducted with system builders, which are low-volume, customized PC vendors operating in local markets.

Distributors and Resellers

We license software to organizations under arrangements that allow the end-user customer to acquire multiple licenses of products and services. Organizations license our products and services primarily through large account resellers ("LARs"), distributors, value-added resellers ("VARs"), OEMs, system builder channels and retailers. Additionally, solution integrators, independent software vendors, web agencies and developers advise organizations on the acquisition of licenses of our products and services. Many organizations that license products through enterprise agreements transact directly with us, with sales support from our Enterprise Software Advisor channel partners. These Enterprise Software Advisors typically are also authorized as LARs and operate as resellers for our other licensing programs. Although each type of reselling partner reaches organizations of all sizes, LARs are primarily engaged with large organizations. Distributors resell primarily to VARs and VARs typically reach the small-sized and medium-sized organizations. Some of our distributors include Ingram Micro and Tech Data, and some of our largest resellers include CDW, Dell, Insight Enterprises, and Software House International. Our Microsoft Dynamics software offerings are licensed to enterprises through a global network of channel partners providing vertical solutions and specialized services. We distribute our retail packaged products primarily through independent non-exclusive distributors, authorized replicators, resellers, and retail outlets. Individual consumers obtain our products primarily through retail outlets, including Best Buy, Target, and Wal-Mart. We have a network of field sales representatives and field support personnel that solicits orders from distributors and resellers, and provides product training and sales support.

Our arrangements for organizations to acquire multiple licenses of products are designed to provide them with a means of doing so without having to acquire separate packaged product through retail channels. In delivering organizational licensing arrangements to the market, we use different programs designed to provide flexibility for organizations of various sizes. While these programs may differ in various parts of the world, generally they include:

Open licensing

Designed primarily for small-to-medium organizations (5 to over 250 licenses), these programs allow customers to acquire perpetual or subscription licenses and, at the customer's election, rights to future versions of software products over a specified time period (two or three years depending on the Open program used). The offering that conveys rights to future versions of certain software products over the contract period is called software assurance. Software assurance also provides support, tools, and training to help customers deploy and use software efficiently. Under the Open program, customers can acquire licenses only, or licenses with software assurance. They can also renew software assurance upon the expiration of existing volume licensing agreements.

Select licensing

Designed primarily for medium-to-large organizations (greater than 250 licenses), this program allows customers to acquire perpetual licenses and, at the customer's election, software assurance over a specified time period (generally three years or less). Similar to the Open program, the Select program allows customers to acquire licenses only, acquire licenses with software assurance, or renew software assurance upon the expiration of existing volume licensing agreements.

Enterprise agreement licensing

Enterprise agreements are targeted at medium and large organizations (greater than 250 licenses) that want to acquire licenses to software products, along with software assurance, for all or substantial parts of their enterprise. Enterprises can elect to either acquire perpetual licenses or, under the Enterprise Subscription program, can acquire non-perpetual, subscription agreements for a specified time period (generally three years). Online services are also available for purchase through the Enterprise agreement and subscriptions are generally structured with three year terms.

Online

Although client-based software will continue to be an important part of our business, increasingly we are delivering greater value to customers through cloud-based services. We have an expanding portfolio of products, services, and solutions that we market and distribute online. We provide online content and services to consumers through Bing, Windows Live Essentials suite, Microsoft Office Web Apps, our MSN portals and channels, and Xbox LIVE. We provide content and services to business users through the Microsoft Online Services platform, which includes cloud-based services such as Windows Azure, SQL Azure, Microsoft Dynamics CRM Online, SharePoint Online, Exchange Online, and Office Communications. Other services delivered online include our online advertising platform with offerings for both publishers and advertisers, as well as Microsoft Developer Networks subscription content and updates, periodic product updates, and online technical and practice readiness resources to support our partners in developing and selling our products and solutions.

CUSTOMERS

Our customers include individual consumers, small-sized and medium-sized organizations, enterprises, governmental institutions, educational institutions, Internet service providers, application developers, and OEMs. Consumers and small-sized and medium-sized organizations obtain our products primarily through distributors, resellers and OEMs. No sales to an individual customer accounted for more than 10% of fiscal year 2010, 2009, or 2008 revenue. Our practice is to ship our products promptly upon receipt of purchase orders from customers; consequently, backlog is not significant.

EMPLOYEES

As of June 30, 2010, we employed approximately 89,000 people on a full-time basis, 54,000 in the United States and 35,000 internationally. Of the total, 35,000 were in product research and development, 25,000 in sales and marketing, 15,000 in product support and consulting services, 5,000 in manufacturing and distribution, and 9,000 in general and administration. Our success is highly dependent on our ability to attract and retain qualified employees. None of our employees are subject to collective bargaining agreements.

AVAILABLE INFORMATION

Our Company Internet address is www.microsoft.com. At our Investor Relations Web site, www.microsoft.com/investor, we make available free of charge a variety of information for investors. Our goal is to maintain the Investor Relations Web site as a portal through which investors can easily find or navigate to pertinent information about us, including:

- our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC");
- information on our business strategies, financial results, and key performance indicators;
- announcements of investor conferences, speeches, and events at which our executives talk about our product, service, and competitive strategies. Archives of these events are also available;
- press releases on quarterly earnings, product and service announcements, legal developments, and international news;
- corporate governance information including our articles, bylaws, governance guidelines, committee charters, codes of conduct and ethics, global corporate citizenship initiatives, and other governance-related policies;
- other news and announcements that we may post from time to time that investors might find useful or interesting; and
- opportunities to sign up for email alerts and RSS feeds to have information pushed in real time.

The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND OUTLOOK

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements ("Notes"). We generate revenue by developing, manufacturing, licensing, and supporting a wide range of software products and services for many different types of computing devices. Our software products and services include operating systems for personal computers, servers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. We provide consulting and product and solution support services, and we train and certify computer system integrators and developers. We also design and sell hardware, including the Xbox 360 gaming and entertainment console and accessories, the Zune digital music and entertainment device and accessories, and Microsoft PC hardware products. Online offerings and information are delivered to consumers through Bing, Windows Live, Microsoft Office Web Apps, our MSN portals and channels, and to businesses through Microsoft Online Services offerings, such as Microsoft Dynamics CRM Online, Exchange Online, Windows Azure, SQL Azure and SharePoint Online. We enable the delivery of online advertising across our broad range of digital media properties and on Bing through our proprietary adCenter platform.

Our revenue historically has fluctuated quarterly and has generally been the highest in the second quarter of our fiscal year due to corporate calendar year-end spending trends in our major markets and holiday season spending by consumers. Our Entertainment and Devices Division is particularly seasonal as its products are aimed at the consumer market and are in highest demand during the holiday shopping season. Typically, the Entertainment and Devices Division has generated approximately 40% of its annual segment revenues in our second fiscal quarter. In addition, quarterly revenues may be impacted by the deferral of revenue. See the discussions below regarding the deferral of revenue related to eligible sales of the 2007 Microsoft Office system with a guarantee to be upgraded to the 2010 Microsoft Office system at minimal or no cost (the "Office 2010 Deferral") and sales of Windows Vista with a guarantee to be upgraded to Windows 7 at minimal or no cost and of Windows 7 to original equipment manufacturers and retailers before general availability (the "Windows 7 Deferral").

Global macroeconomic factors have a strong correlation to demand for our software, services, hardware, and online offerings. The unfavorable global economic environment adversely affected our business in fiscal year 2009 as consumers and businesses cut back on spending, which reduced PC shipments and IT investments. During fiscal year 2010, the environment began to improve. However, the current macroeconomic factors remain dynamic and uncertain and are likely to remain so into 2011. Irrespective of global economic conditions, we are positive about our relative market position, our current product portfolio and future product pipeline. Because we offer a wide range of products and services that enable companies to improve productivity and reduce costs, including cloud-based services, we believe that Microsoft is well-positioned to create new opportunities to increase revenue as the global economy improves. We remain focused on executing in the areas we can control by continuing to provide high value products at the lowest total cost of ownership while managing our expenses.

Technological innovation is the foundation of our long-term growth and we intend to maintain our commitment to investment in research and development, engineering excellence, and delivering high-quality products and services to customers and partners. We continue to develop innovative software applications and solutions that we believe will enhance information worker productivity, improve communication and collaboration in work groups, aid business intelligence, and streamline processes for small and mid-sized businesses. To sustain growth in the face of competition from other vendors of proprietary and open source software, our goal is to deliver products that provide the best platform for network computing – software that is easiest to deploy and manage, and that is most secure – with the lowest total cost of ownership.

In addition, we continue to invest in research and development in existing and new lines of business, including cloud computing, search, online solutions, business solutions, mobile computing, communication, entertainment, and other areas that we believe may contribute to our long-term growth. We also invest in research and development of advanced technologies for future software products. We believe that delivering innovative and high-value solutions through our integrated platform is the key to meeting customer needs and to our future growth.

This long-term focus on investment in research and development has enabled us to lay a foundation for future growth by delivering innovative products, creating opportunities for partners, and improving customer satisfaction. Our focus in fiscal year 2011 is to build on this foundation and to continue to execute well in key areas through ongoing innovation on our integrated software platform, by responding effectively to customer and partner needs, and by focusing internally on product excellence, business efficacy, and accountability across the company.

Summary of Results for Fiscal Years 2010, 2009, and 2008

(In millions, except percentages and per share amounts)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 62,484**	$ 58,437	$ 60,420	7%	(3)%
Operating income	**$ 24,098**	$ 20,363	$ 22,271	18%	(9)%
Diluted earnings per share	**$ 2.10**	$ 1.62	$ 1.87	30%	(13)%

Fiscal year 2010 compared with fiscal year 2009

Revenue increased mainly due to strong sales of Windows 7, which was released during fiscal year 2010, and PC market improvement. Operating income increased reflecting the change in revenue, offset in part by higher operating expenses.

- Sales and marketing expenses increased $335 million or 3%, primarily reflecting increased advertising and marketing of Windows 7 and Bing and increased sales force expenses related to Windows 7.
- General and administrative expenses increased $304 million or 8% due mainly to increased legal charges and transition expenses associated with the inception of the Yahoo! Commercial Agreement, offset in part by a reduction in headcount-related expenses.
- Cost of revenue increased $240 million or 2%, primarily reflecting increased online costs and charges resulting from the discontinuation of the KIN phone, offset in part by decreased Xbox 360 console costs and reductions in other costs due to resource management efforts.
- Research and development expenses decreased $296 million or 3%, primarily reflecting a decrease in third-party development and programming costs and increased capitalization of certain software development costs.

Diluted earnings per share increased reflecting increased net income and the repurchase of 380 million shares during fiscal year 2010.

Fiscal year 2009 compared with fiscal year 2008

Revenue declined across most segments primarily driven by weakness in the global PC market and the unfavorable economic environment. Primary factors contributing to the decline include the following:

- Revenue from Windows operating systems declined reflecting PC market weakness, especially PCs sold to businesses.
- Revenue from our Entertainment and Devices Division decreased across most lines of business including Xbox 360 platform and PC game revenue which declined primarily as a result of decreased revenue per console due to price reductions during the prior 12 months, partially offset by increased console sales and Xbox LIVE revenue.

The above declines were partially offset by increased server and server application revenue, reflecting recognition of deferred revenue from previously signed agreements and continued adoption of the Windows Server Platform and applications through SQL Server, Enterprise CAL Suites, and System Center products. Foreign currency exchange rates had a favorable impact of $486 million on revenue.

Operating income decreased primarily reflecting decreased revenue. Operating expenses were flat with decreased general and administrative and sales and marketing expenses offset by increased headcount-related expenses, cost of revenue, and employee severance charges.

- General and administrative expenses decreased $1.4 billion or 28%, primarily due to decreased costs for legal settlements and contingencies. We incurred $283 million of legal charges during the twelve months ended June 30, 2009 as compared to $1.8 billion during the twelve months ended June 30, 2008. The prior year costs were primarily related to the European Commission fine of $1.4 billion (€899 million).
- Sales and marketing expenses decreased $381 million or 3%, primarily driven by the resource management program. As part of that program, we reduced marketing and advertising expenses.
- Headcount-related expenses, excluding $330 million of employee severance charges, increased 7%, driven by a 2% increase in headcount during the past 12 months and an increase in salaries and benefits for existing headcount.
- Cost of revenue increased $557 million or 5%, primarily reflecting increased online costs, including online traffic acquisition, data center and equipment, and headcount-related costs, partially offset by decreased Xbox 360 platform costs.

In January 2009, we announced and implemented a resource management program to reduce discretionary operating expenses, employee headcount, and capital expenditures. As part of this program, we announced the elimination of up to 5,000 positions in research and development, marketing, sales, finance, legal, human resources, and information technology by June 30, 2010. During fiscal year 2009, we recorded employee severance charges of $330 million for the expected reduction in employee headcount.

Diluted earnings per share declined primarily reflecting decreased net income, partially offset by share repurchases during the prior 12 months. We repurchased 318 million shares during fiscal year 2009.

SEGMENT PRODUCT REVENUE/OPERATING INCOME (LOSS)

The revenue and operating income (loss) amounts in this section are presented on a basis consistent with accounting principles generally accepted in the U.S. ("U.S. GAAP") and include certain reconciling items attributable to each of the segments. Segment information appearing in Note 22 – Segment Information and Geographic Data of the Notes to Financial Statements is presented on a basis consistent with our current internal management reporting. Certain corporate-level activity has been excluded from segment operating results and is analyzed separately. We have recast certain prior period amounts within this MD&A to conform to the way we internally managed and monitored segment performance during the current fiscal year, including moving Windows Live from Online Services Division to Windows & Windows Live Division, and Razorfish from Online Services Division to Corporate. Razorfish was sold during the second quarter of fiscal year 2010.

Windows & Windows Live Division

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 18,491**	$ 14,974	$ 17,211	23%	(13)%
Operating income	**$ 12,977**	$ 9,982	$ 12,422	30%	(20)%

Windows & Windows Live Division ("Windows Division") offerings consist of premium and standard edition Windows operating systems and online software and services through Windows Live. Premium Windows operating systems are those that include additional functionality and are sold at a price above our standard editions. Premium editions include Windows 7 Home Premium, Windows 7 Professional, Windows 7 Ultimate, Windows 7 Enterprise, Windows Vista Business, Windows Vista Home Premium, Windows Vista Ultimate, and Windows Vista Enterprise. Standard editions include Windows 7 Starter, Windows 7 Home Basic, Windows Vista Starter, Windows Vista Home Basic, and Windows XP Home. Windows Live primarily generates revenue from online advertising.

Windows Division revenue growth is largely correlated to the growth of PC purchases from original equipment manufacturers ("OEMs") that pre-install versions of Windows operating systems because the OEM channel accounts for approximately 80% of total Windows Division revenue. The remaining approximately 20% of Windows Division revenue ("other revenue") is generated by commercial and retail sales of Windows and online advertising from Windows Live.

Fiscal year 2010 compared with fiscal year 2009

Windows Division revenue increased primarily as a result of strong sales of Windows 7 and PC market improvement. We estimate total PC shipments from all sources grew approximately 16% to 18%. OEM revenue increased $2.6 billion or 22%, while OEM license units increased 21%. The OEM revenue increase was driven by PC market growth, higher Windows attach rates across consumer and business segments, the restoration of normal OEM inventory levels, and the mix of versions of Windows licensed, offset in part by PC market changes, including stronger growth of emerging markets versus developed markets and of consumer PCs versus business PCs. Fiscal year 2009 OEM revenue reflects a $273 million Windows 7 Deferral, as discussed under Overview and Outlook above. This amount was subsequently recognized in fiscal year 2010. Other revenue increased $912 million or 29% driven primarily by Windows 7 retail sales.

Windows Division operating income increased as a result of increased revenue, offset in part by higher operating expenses. Cost of revenue increased $296 million or 22%, primarily driven by royalties and other product costs. Sales and marketing expenses increased $256 million or 11% reflecting increased advertising and marketing of Windows 7.

Fiscal year 2009 compared with fiscal year 2008

Windows Division revenue decreased primarily as a result of PC market weakness, especially PCs sold to businesses. OEM revenue decreased $2.3 billion or 16% while OEM license units declined 2%. Based on our estimates, total worldwide PC shipments from all sources experienced a decline of approximately 1% to growth of approximately 2%, driven by changes in demand in emerging and developed markets.

Windows Division operating income decreased primarily reflecting decreased revenue and increased sales and marketing expenses. Sales and marketing expenses increased $100 million or 5%, primarily reflecting increased advertising and marketing.

Server and Tools

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 14,866**	$ 14,191	$ 13,195	5%	8%
Operating income	**$ 5,491**	$ 4,803	$ 4,149	14%	16%

Server and Tools licenses products, applications, tools, content, and delivers Enterprise Services, all of which are designed to make information technology professionals, developers and their systems more productive and efficient. Server and Tools product and service offerings consist of Windows Server, Microsoft SQL Server, Windows Azure and other cloud and server offerings. We also offer developer tools, training and certification. Enterprise Services comprise Premier product support services and Microsoft Consulting Services. Server product offerings can be run on-site, in a partner-hosted environment, or in a Microsoft-hosted environment. We use multiple sales channels, including pre-installed OEM versions, sales through partners and sales directly to end customers. Approximately 50% of Server and Tools revenue comes from annuity volume licensing agreements, approximately 30% is purchased through transactional volume licensing programs, retail packaged product and licenses sold to OEMs, and the remainder comes from Enterprise Services.

Fiscal year 2010 compared with fiscal year 2009

Server and Tools revenue increased mainly reflecting growth in product revenue. Product revenue increased $652 million or 6%, driven primarily by growth in Windows Server, SQL Server and Enterprise CAL Suites revenue, reflecting increased revenue from annuity volume licensing agreements and continued adoption of Windows platform applications, offset in part by a decline in developer tools revenue. Enterprise Services revenue was relatively flat, with growth in Premier product support services nearly offset by decreased consulting services.

Server and Tools operating income increased due mainly to revenue growth and reduced research and development expenses, offset in part by increased cost of revenue. Research and development expenses decreased $38 million or 2%, primarily driven by reduced third-party development and programming costs and headcount-related expenses, offset in part by increased hosting, localization and lab costs. Cost of revenue increased $25 million.

Fiscal year 2009 compared with fiscal year 2008

Server and Tools revenue increased reflecting growth in both product and services revenue. Product revenue increased $741 million or 7%, primarily driven by growth in SQL Server, Enterprise CAL Suites, and System Center revenue. This growth reflects recognition of deferred revenue from previously signed agreements and continued adoption of the Windows Server Platform and applications. Enterprise Services revenue increased $255 million or 10%, primarily due to revenue from annuity support agreements.

Server and Tools revenue included a favorable foreign currency exchange impact of $140 million.

Server and Tools operating income increased primarily due to growth in product revenue, partially offset by increased research and development expenses and cost of revenue. Research and development expenses increased $242 million or 12%, primarily driven by increased headcount-related expenses. Cost of revenue increased $82 million or 3%, reflecting the growth in support, online, and consulting services.

Online Services Division

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 2,199**	$ 2,121	$ 2,198	4%	(4)%
Operating loss	**$ (2,355)**	$ (1,652)	$ (578)	(43)%	(186)%

Online Services Division ("OSD") offerings include Bing, MSN, and advertiser and publisher tools.

Yahoo! Commercial Agreement

On December 4, 2009, we entered into a definitive agreement with Yahoo! whereby Microsoft will provide the exclusive algorithmic and paid search platform for Yahoo! Web sites. We believe this agreement will allow us over time to improve the effectiveness and increase the value of our search offering through greater scale in search queries and an expanded and more competitive search and advertising marketplace. See Note 16 – Commitments and Guarantees in the Notes to Financial Statements for additional information about the agreement.

Fiscal year 2010 compared with fiscal year 2009

OSD revenue increased reflecting increased online advertising revenue, offset in part by decreased Access revenue. Online advertising revenue increased $146 million or 8% to $1.9 billion, reflecting higher search and display advertising revenue, offset in part by decreased advertiser and publisher tools revenue. Access revenue decreased $57 million or 31%, reflecting continued migration of subscribers to broadband or other competitively-priced service providers.

OSD operating loss increased due to increased operating expenses, offset in part by increased revenue. Cost of revenue increased $565 million, primarily driven by higher online traffic acquisition costs and Yahoo! reimbursement and implementation costs. General and administrative expenses increased $136 million. Sales and marketing expenses increased $56 million or 5% due mainly to increased marketing of Bing, offset in part by decreased headcount-related expenses.

Fiscal year 2009 compared with fiscal year 2008

OSD revenue decreased primarily as a result of decreased Access revenue, partially offset by increased online advertising revenue. Access revenue decreased $72 million or 28%, reflecting continued migration of subscribers to broadband or other competitively-priced service providers. Online advertising revenue increased $6 million to $1.8 billion, reflecting an increase in search revenue, partially offset by a decrease in display advertising revenue.

OSD revenue included an unfavorable foreign currency exchange impact of $28 million.

OSD operating loss increased due to increased cost of revenue and research and development expenses, and decreased revenue. Cost of revenue increased $700 million or 82%, primarily driven by increased online traffic acquisition, data center and equipment, and headcount-related costs. Research and development expenses increased $153 million or 17%, primarily due to increased headcount-related expenses.

Microsoft Business Division

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 18,642**	$ 18,910	$ 18,899	(1)%	0%
Operating income	**$ 11,776**	$ 11,664	$ 11,859	1%	(2)%

Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system and Microsoft Dynamics business solutions. Microsoft Office system products are designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions. Microsoft Office system offerings generate over 90% of MBD revenue. Microsoft Dynamics products provide business solutions for financial management, customer relationship management, supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises. We evaluate our results based upon the nature of the end user in two primary parts: business revenue, which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue; and consumer revenue, which includes revenue from retail packaged product sales and OEM revenue.

Fiscal year 2010 compared with fiscal year 2009

MBD revenue decreased primarily as a result of the net deferral of $254 million of revenue related to eligible sales of the 2007 Microsoft Office system with a guarantee to be upgraded to the 2010 Microsoft Office system at minimal or no cost (the "Office 2010 Deferral"). Consumer revenue decreased $166 million or 5%, primarily due to the Office

2010 Deferral, offset in part by growth in the PC market and sales of the 2010 Microsoft Office system, which was launched during the fourth quarter. Business revenue decreased $102 million or 1%, primarily reflecting a decline in licensing of the 2007 Microsoft Office system to transactional business customers, offset in part by growth in multi-year volume licensing agreement revenue and licensing of the 2010 Microsoft Office system to transactional business customers. Microsoft Dynamics revenue was flat.

MBD operating income increased due mainly to decreased operating expenses, offset in part by decreased revenue. Sales and marketing expenses decreased $266 million or 6%, primarily driven by a decrease in corporate marketing activities. Research and development expenses decreased $187 million or 11%, primarily as a result of capitalization of certain Microsoft Office system software development costs and lower headcount-related expenses. General and administrative expenses decreased $53 million or 18% primarily due to expenses in the prior year associated with the acquisition of Fast Search & Transfer ASA ("FAST") and lower headcount-related expenses. These decreases were offset in part by a $126 million or 11% increase in cost of revenue, primarily driven by increased traffic acquisition costs and increased costs of providing services.

Fiscal year 2009 compared with fiscal year 2008

MBD revenue was flat reflecting increased business revenue offset by decreased consumer revenue. Business revenue increased $458 million or 3%, primarily reflecting growth in volume licensing agreement revenue and included a 7% decrease in Microsoft Dynamics customer billings. The growth in volume licensing agreement revenue primarily reflects recognition of deferred revenue from previously signed agreements. Consumer revenue decreased $447 million or 12%, primarily as a result of PC market weakness, a shift to lower-priced products, and pricing promotions on the 2007 Microsoft Office system.

MBD revenue included a favorable foreign currency exchange impact of $378 million.

MBD operating income decreased reflecting increased cost of revenue and research and development expenses, partially offset by decreased sales and marketing expenses. Cost of revenue increased $134 million or 14% primarily driven by expenses associated with FAST, which we acquired in April 2008, as well as online services infrastructure costs. Research and development expenses increased $118 million or 8%, primarily driven by an increase in headcount-related expenses associated with FAST. Sales and marketing expenses decreased $79 million or 2%, primarily driven by a decrease in corporate marketing activities and headcount-related costs associated with our corporate sales force.

Entertainment and Devices Division

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Revenue	**$ 8,058**	$ 8,035	$ 8,495	0%	(5)%
Operating income	**$ 679**	$ 108	$ 445	529%	(76)%

Entertainment and Devices Division ("EDD") offerings include the Xbox 360 platform (which includes the Xbox 360 gaming and entertainment console, Xbox 360 video games, Xbox LIVE, and Xbox 360 accessories), the Zune digital music and entertainment platform ("Zune"), PC software games, online games and services, Mediaroom (our Internet protocol television software), Windows Phone and Windows Embedded device platforms, application software for Apple's Macintosh computers, Microsoft PC hardware products, and other devices. EDD is also responsible for all retail sales and marketing for Microsoft Office and Windows operating systems.

Fiscal year 2010 compared with fiscal year 2009

EDD revenue was nearly flat reflecting increased revenue from the non-gaming portion of the business, partially offset by decreased revenue from Xbox 360 platform and PC games. Non-gaming revenue increased $35 million or

1% primarily reflecting increased sales of Windows Embedded device platforms, offset in part by decreased Zune and Windows Phone revenue. Xbox 360 platform and PC game revenue decreased $12 million, primarily reflecting a reduction in Xbox 360 consoles sold and revenue per console, offset in part by increased Xbox LIVE revenue. We shipped 10.3 million Xbox 360 consoles during the fiscal year 2010, compared with 11.2 million Xbox 360 consoles during fiscal year 2009.

EDD operating income increased due to reduced operating expenses. Cost of revenue decreased $528 million or 11%, primarily due to lower Xbox 360 console costs, offset in part by increased royalty costs resulting from increased Xbox LIVE digital marketplace third-party content sales and charges resulting from the discontinuation of the KIN phone. Research and development expenses decreased $34 million or 2%, primarily reflecting decreased third-party development and programming costs.

Fiscal year 2009 compared with fiscal year 2008

EDD revenue decreased across most lines of business. Revenue from our non-gaming business decreased $300 million or 11%, primarily reflecting decreased Zune and PC hardware product revenue. Xbox 360 platform and PC game revenue decreased $160 million or 3%, primarily as a result of decreased revenue per Xbox 360 console due to price reductions during the past 12 months, partially offset by increased Xbox 360 console sales and increased Xbox LIVE revenue. We shipped 11.2 million Xbox 360 consoles during fiscal year 2009, compared with 8.7 million Xbox 360 consoles during fiscal year 2008.

EDD revenue included an unfavorable foreign currency exchange impact of $74 million.

EDD operating income decreased primarily due to decreased revenue and increased research and development expenses, partially offset by decreased cost of revenue. Research and development expenses increased $275 million or 17%, primarily reflecting increased headcount-related expenses associated with the Windows Phone device platform, driven by recent acquisitions. Cost of revenue decreased $344 million or 7%, primarily due to decreased Xbox 360 platform costs.

Corporate-Level Activity

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Corporate-level activity	**$ (4,470)**	$ (4,542)	$ (6,026)	2%	25%

Certain corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee severance.

Fiscal year 2010 compared with fiscal year 2009

Corporate-level expenses decreased due mainly to employee severance charges of $330 million incurred in the prior year, decreased partner payments, and reductions in other costs due to resource management efforts. These decreases in expenses were offset in part by an increase in legal charges and costs associated with broad-based sales and marketing activities. Legal charges were approximately $533 million compared to $283 million in the prior year.

Fiscal year 2009 compared with fiscal year 2008

Corporate-level expenses decreased during fiscal year 2009, primarily reflecting decreased general and administrative and sales and marketing expenses, partially offset by employee severance charges of $330 million.

General and administrative expenses decreased $1.4 billion or 36%, primarily due to decreased costs for legal settlements and contingencies. We incurred $283 million of legal charges during fiscal year 2009 as compared to $1.8 billion during fiscal year 2008. The prior year costs were primarily related to the European Commission fine of $1.4 billion (€899 million). Sales and marketing expenses decreased $513 million or 82%, reflecting the resource management program implemented in January 2009.

OPERATING EXPENSES

Cost of Revenue

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Cost of revenue	**$ 12,395**	$ 12,155	$ 11,598	2%	5%
As a percent of revenue	**20%**	21%	19%	(1)ppt	2ppt

Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our Web sites and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain Internet-based products and services; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs.

Fiscal year 2010 compared with fiscal year 2009

Cost of revenue increased reflecting higher online costs, mainly Yahoo! reimbursement and implementation costs and traffic acquisition costs, as well as increased royalty costs resulting from increased Xbox LIVE digital marketplace third-party content sales and charges resulting from the discontinuation of the KIN phone. For the current fiscal year, these costs were offset in part by lower Xbox 360 console costs and reductions in other costs due to resource management efforts.

Fiscal year 2009 compared with fiscal year 2008

Cost of revenue increased during fiscal year 2009, primarily reflecting increased online costs, including traffic acquisition, data center and equipment, and headcount costs, partially offset by decreased Xbox 360 platform costs.

Research and Development

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Research and development	**$ 8,714**	$ 9,010	$ 8,164	(3)%	10%
As a percent of revenue	**14%**	15%	14%	(1)ppt	1ppt

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets and the amortization of purchased software code and services content.

Fiscal year 2010 compared with fiscal year 2009

Research and development expenses decreased, primarily reflecting decreased third-party development and programming costs and the capitalization of certain Microsoft Office system software development costs. These decreases were offset in part by the capitalization of certain software and development costs related to Windows 7 product development in the prior year.

Fiscal year 2009 compared with fiscal year 2008

Research and development expenses increased during fiscal year 2009, primarily reflecting a 13% increase in headcount-related costs.

Sales and Marketing

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Sales and marketing	**$ 13,214**	$ 12,879	$ 13,260	3%	(3)%
As a percent of revenue	**21%**	22%	22%	(1)ppt	0ppt

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel and the costs of advertising, promotions, trade shows, seminars, and other programs.

Fiscal year 2010 compared with fiscal year 2009

Sales and marketing expenses increased, primarily reflecting increased advertising and marketing of Windows 7 and Bing and increased sales force expenses related to Windows 7.

Fiscal year 2009 compared with fiscal year 2008

Sales and marketing expenses decreased, primarily driven by the resource management program implemented in January 2009.

General and Administrative

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
General and administrative	**$ 4,004**	$ 3,700	$ 5,127	8%	(28)%
As a percent of revenue	**6%**	6%	8%	0ppt	(2)ppt

General and administrative expenses include payroll, employee benefits, stock-based compensation expense and other headcount-related expenses associated with finance, legal, facilities, certain human resources and other administrative headcount, and legal and other administrative fees.

Fiscal year 2010 compared with fiscal year 2009

General and administrative expenses increased due to increased legal charges, as discussed above within Corporate-Level Activity, and transition expenses associated with the inception of the Yahoo! Commercial Agreement. These increases were offset in part by a 6% reduction in headcount-related expenses.

Fiscal year 2009 compared with fiscal year 2008

General and administrative expenses decreased primarily reflecting decreased costs for legal settlements and legal contingencies. We incurred legal charges of $283 million in fiscal year 2009, as compared with $1.8 billion during fiscal year 2008. The fiscal year 2008 legal costs were primarily related to the European Commission fine of $1.4 billion (€899 million).

Employee Severance

In January 2009, we announced and implemented a resource management program to reduce employee headcount. We completed this program in fiscal year 2010, reducing our overall headcount by approximately 5,300 in various functions, including research and development, marketing, sales, finance, legal, human resources, and information technology. During fiscal years 2010 and 2009, we recorded employee severance expense of $59 million and $330 million, respectively.

OTHER INCOME (EXPENSE) AND INCOME TAXES

Other Income (Expense)

The components of other income (expense) were as follows:

(In millions, except percentages)	2010	2009	2008	Percentage Change 2010 Versus 2009	Percentage Change 2009 Versus 2008
Dividends and interest income	**$ 843**	$ 744	$ 994	13%	(25)%
Interest expense	**(151)**	(38)	(106)	(297)%	64%
Net recognized gains (losses) on investments	**348**	(125)	346	*	*
Net gains (losses) on derivatives	**(140)**	(558)	226	75%	*
Net gains (losses) on foreign currency remeasurements	**1**	(509)	226	*	*
Other	**14**	(56)	(143)	*	61%
Total	**$ 915**	$ (542)	$ 1,543	*	*

* *Not meaningful*

We use derivative instruments to manage risks related to foreign currencies, equity prices, interest rates, and credit; to enhance investment returns; and to facilitate portfolio diversification. Gains and losses from changes in fair values of derivatives that are not designated as hedges are recognized in other income (expense). These are generally offset by unrealized gains and losses in the underlying securities in the investment portfolio and are recorded as a component of other comprehensive income.

Fiscal year 2010 compared with fiscal year 2009

Dividends and interest income increased primarily due to higher average portfolio investment balances, offset in part by lower yields on our fixed-income investments. Interest expense increased due to our issuance of long term debt in May 2009. Net recognized gains on investments increased primarily due to lower other-than-temporary impairments, offset in part by lower gains on sales of investments in the current period. Other-than-temporary impairments were $69 million during fiscal year 2010, as compared with $862 million during fiscal year 2009 and decreased primarily due to improvements in market conditions. Net losses on derivatives decreased due to gains on equity and interest rate derivatives as compared to losses in the prior period and lower losses on commodity and foreign currency contracts in the current period. Net gains from foreign currency remeasurements were insignificant in fiscal year 2010 compared to net losses of $509 million in the prior year, which had resulted from the strengthening of the U.S. dollar in the prior year. For fiscal year 2010, other includes a gain on the divestiture of Razorfish.

Fiscal year 2009 compared with fiscal year 2008

Dividends and interest income decreased primarily reflecting lower interest rates on our fixed-income investments. Interest expense decreased due to lower average collateral balances on loaned securities and related rates. Net recognized losses on investments increased primarily due to higher other-than-temporary impairments that were partially offset by gains on sales of certain equity investments held in our strategic investments portfolio. Other-than-temporary impairments were $862 million during fiscal year 2009, as compared with $312 million during fiscal year 2008 and increased primarily due to declines in equity values as a result of deterioration in equity markets. Net losses on derivatives increased primarily due to losses on equity, commodity, and interest rate derivatives in fiscal year 2009 as compared with gains in the prior period. Net losses on foreign currency remeasurements increased due to the strengthening of the U.S. dollar, particularly in the first half of the fiscal year 2009.

Income Taxes

Fiscal year 2010 compared with fiscal year 2009

Our effective tax rates in fiscal years 2010 and 2009 were 25% and 27%, respectively. The fiscal year 2010 rate reflects a higher mix of foreign earnings taxed at lower rates.

Fiscal year 2009 compared with fiscal year 2008

Our effective tax rates in fiscal years 2009 and 2008 were 27% and 26%, respectively. While the fiscal year 2009 rate reflects a higher mix of foreign earnings taxed at lower rates, the rate increased from the prior year because the fiscal year 2008 rate reflects the resolution of tax positions relating to our agreement with the Internal Revenue Service ("IRS") settling the 2000-2003 examination, partially offset by the European Commission fine which was not tax deductible. As a result of the settlement and the impact on subsequent years, we paid the IRS approximately $4.1 billion during fiscal year 2009.

FINANCIAL CONDITION

Cash, cash equivalents, and short-term investments totaled $36.8 billion as of June 30, 2010, compared with $31.4 billion as of June 30, 2009. Equity and other investments were $7.8 billion as of June 30, 2010, compared with $4.9 billion as of June 30, 2009. Our short-term investments are primarily to facilitate liquidity and for capital preservation. They consist predominantly of investment grade fixed-income securities, diversified among industries and individual issuers. The investments are predominantly U.S. dollar-denominated securities, but also include foreign currency-denominated securities in order to diversify risk.

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments, such as exchange-traded mutual funds, domestic and international equities, and U.S. treasuries. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to our Level 2 investments such as corporate notes and bonds, foreign government bonds, mortgage-backed securities, and agency securities. Level 3 investments are valued using internally developed models with unobservable inputs. Assets and liabilities measured using unobservable inputs are an immaterial portion of our portfolio.

A majority of our investments are priced by pricing vendors and are generally Level 1 or Level 2 investments as these vendors either provide a quoted market price in an active market or use observable inputs for their pricing without applying significant adjustments. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors, or when a broker price is more reflective of fair values in the market in which the investment trades. Our broker-priced investments are generally labeled as Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all of our broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments. Our fair value processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations, and independent recalculation of prices where appropriate.

While we own certain mortgage-backed and asset-backed fixed-income securities, our portfolio as of June 30, 2010 does not contain direct exposure to subprime mortgages or structured vehicles that derive their value from subprime collateral. The majority of the mortgage-backed securities are collateralized by prime residential mortgages and carry a 100% principal and interest guarantee, primarily from Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association.

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loaned securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability.

Debt

In September 2008, our Board of Directors authorized debt financings of up to $6.0 billion. As of June 30, 2010, we had $6.0 billion of issued and outstanding debt comprised of $1.0 billion of commercial paper and $5.0 billion of long-term debt including $1.25 billion of convertible debt.

Short-term Debt

As of June 30, 2010, our $1.0 billion of commercial paper issued and outstanding had a weighted average interest rate, including issuance costs, of 0.20% and maturities of 22 to 216 days. In November 2009, we replaced our $2.0 billion and $1.0 billion credit facilities with a $2.25 billion 364-day credit facility, which expires on November 5, 2010. This facility serves as a back-up for our commercial paper program. In June 2010, we reduced the size of our credit facility from $2.25 billion to $1.0 billion due to the reduction in commercial paper outstanding. As of June 30, 2010, we were in compliance with the financial covenant in the credit facility agreement, which requires a coverage ratio be maintained of at least three times earnings before interest, taxes, depreciation, and amortization to interest expense. No amounts were drawn against the credit facility during any of the periods presented.

Long-term Debt

Notes

As of June 30, 2010, we had issued and outstanding $3.75 billion of debt securities as follows: $2.0 billion aggregate principal amount of 2.95% notes due 2014, $1.0 billion aggregate principal amount of 4.20% notes due 2019, and $750 million aggregate principal amount of 5.20% notes due 2039 (collectively "the Notes"). Interest on the Notes is payable semi-annually on June 1 and December 1 of each year to holders of record on the preceding May 15 and November 15. The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible Debt

In June 2010, we issued $1.25 billion of zero coupon convertible unsecured debt due on June 15, 2013 in a private placement offering. Proceeds from the offering were $1.24 billion, net of fees and expenses which were capitalized. The majority of the proceeds were used to repay outstanding commercial paper, leaving $1.0 billion of commercial paper outstanding as of June 30, 2010. Each $1,000 principal amount of notes is convertible into 29.94 shares of Microsoft common stock at a conversion price of $33.40 per share.

Prior to March 15, 2013, the notes will be convertible, only in certain circumstances, into cash and, if applicable, cash, shares of Microsoft's common stock or a combination thereof, at our election. On or after March 15, 2013, the notes will be convertible at any time. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

Because the convertible debt may be wholly or partially settled in cash, we are required to separately account for the liability and equity components of the notes in a manner that reflects our nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The net proceeds of $1.24 billion were allocated between debt for $1.18 billion and stockholders' equity for $58 million, with the portion in stockholders' equity representing the fair value of the option to convert the debt.

In connection with the issuance of the notes, we entered into capped call transactions with certain option counterparties who are initial purchasers of the notes or their affiliates. The capped call transactions are expected to reduce potential dilution of earnings per share upon conversion of the notes. Under the capped call transactions, we purchased from the option counterparties capped call options that in the aggregate relate to the total number of shares of our common stock underlying the notes, with a strike price equal to the conversion price of the notes and with a cap price initially equal to $37.16. The purchased capped calls were valued at $40 million and were charged to stockholders' equity.

Unearned Revenue

Unearned revenue at June 30, 2010 comprised mainly unearned revenue from volume licensing programs. Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid for either at inception of the agreement or annually at the beginning of each billing coverage period and accounted for as subscriptions with revenue recognized ratably over the billing coverage period. Unearned revenue at June 30, 2010 also included payments for: post-delivery support and consulting services to be performed in the future, Xbox LIVE subscriptions; unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis for Windows XP; Microsoft Dynamics business solutions products; technology guarantee programs, including the 2010 Microsoft Office technology guarantee program; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The following table outlines the expected future recognition of unearned revenue as of June 30, 2010:

(In millions)	
Three Months Ending,	
September 30, 2010	$ 5,150
December 31, 2010	4,239
March 31, 2011	2,815
June 30, 2011	1,448
Thereafter	1,178
Total	$ 14,830

Cash Flows

Fiscal year 2010 compared with fiscal year 2009

Cash flow from operations increased $5.0 billion, primarily due to payment of $4.1 billion to the Internal Revenue Service in the prior year as a result of our settlement of the 2000-2003 audit examination along with increased cash received from customers in the current year. Cash used for financing increased $5.8 billion, primarily due to a $5.6 billion decrease in net cash proceeds from issuance and repayments of short-term and long-term debt. Financing activities also included a $1.9 billion increase in cash used for common stock repurchases, which was offset in part by a $1.7 billion increase in cash received from common stock issued. Cash used for investing decreased $4.5 billion due to a $3.3 billion decrease in cash used for combined investment purchases, sales, and maturities along with a $1.1 billion decrease in additions to property and equipment.

Fiscal year 2009 compared with fiscal year 2008

Cash flow from operations decreased $2.6 billion due to payment of approximately $4.1 billion to the IRS in connection with our settlement of the 2000-2003 audit examination. This impact was partially offset by the fiscal year 2008 payment of the $1.4 billion (€899 million) European Commission fine. Cash used for financing decreased $5.5 billion primarily due to $5.7 billion of net cash proceeds from issuance of short-term and long-term debt in fiscal year 2009. Financing activities also included a $3.2 billion decrease in common stock repurchased, which was offset by a $2.9 billion decline in common stock issued. Cash used for investing increased $11.2 billion due to a $15.9 billion rise in purchases of investments along with a $1.7 billion decrease in cash from investment sales and maturities. These impacts were partially offset by a $7.2 billion decrease in cash paid for acquisition of companies, including the purchase of aQuantive in fiscal year 2008.

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 (the "2007 Programs") to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013 (the "2008 Program"). As of June 30, 2010, approximately $23.7 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without notice.

During the periods reported, we repurchased with cash resources: 380 million shares for $10.8 billion during fiscal year 2010; 318 million shares for $8.2 billion during fiscal year 2009; and 402 million shares for $12.4 billion during fiscal year 2008. All shares repurchased in fiscal year 2010 were repurchased under the 2008 Program, while all shares repurchased in fiscal year 2008 were repurchased under the 2007 Programs. Of the shares repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the 2007 Programs, while the remainder were repurchased under the 2008 Program.

Dividends

During fiscal years 2010 and 2009, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
Fiscal Year 2010				
September 18, 2009	$ 0.13	November 19, 2009	$ 1,152	December 10, 2009
December 9, 2009	$ 0.13	February 18, 2010	$ 1,139	March 11, 2010
March 8, 2010	$ 0.13	May 20, 2010	$ 1,130	June 10, 2010
June 16, 2010	$ 0.13	August 19, 2010	$ 1,127	September 9, 2010
Fiscal Year 2009				
September 19, 2008	$ 0.13	November 20, 2008	$ 1,157	December 11, 2008
December 10, 2008	$ 0.13	February 19, 2009	$ 1,155	March 12, 2009
March 9, 2009	$ 0.13	May 21, 2009	$ 1,158	June 18, 2009
June 10, 2009	$ 0.13	August 20, 2009	$ 1,157	September 10, 2009

Off-Balance Sheet Arrangements

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. In evaluating estimated losses on these indemnifications, we consider factors such as the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss. To date, we have not encountered significant costs as a result of these obligations and have not accrued any liabilities related to these indemnifications in our financial statements.

Contractual Obligations

The following table summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2010. We expect to fund these commitments with existing cash and cash equivalents, short-term investments and cash flows from operations.

(In millions)	2011	2012-2014	2015-2017	2018 and Thereafter	Total
Long-term debt: [a]					
Principal payments	$ 0	$ 3,250	$ 0	$ 1,750	$ 5,000
Interest payments	140	420	243	942	1,745
Construction commitments [b]	347	0	0	0	347
Operating leases [c]	437	784	407	270	1,898
Purchase commitments [d]	3,994	184	0	0	4,178
Other long-term liabilities [e]	0	72	9	1	82
Total contractual obligations	$ 4,918	$ 4,710	$ 659	$ 2,963	$ 13,250

(a) *See Note 12 – Debt of the Notes to Financial Statements.*
(b) *These amounts represent commitments for the construction of buildings, building improvements and leasehold improvements.*
(c) *These amounts represent undiscounted future minimum rental commitments under noncancellable facilities leases.*
(d) *These amounts represent purchase commitments, including all open purchase orders and all contracts that are take-or-pay contracts that are not presented as construction commitments above.*
(e) *We have excluded long-term tax contingencies and other tax liabilities of $7.1 billion and other long-term contingent liabilities of $236 million (related to the antitrust and unfair competition class action lawsuits) from the amounts presented, as the amounts that will be settled in cash are not known and the timing of any payments is uncertain. We have also excluded unearned revenue of $1.2 billion and non-cash items of $240 million.*

Other Planned Uses of Capital

We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology. Additions to property and equipment will continue, including new facilities, data centers, and computer systems for research and development, sales and marketing, support, and administrative staff. We have operating leases for most U.S. and international sales and support offices and certain equipment. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

We believe existing cash, cash equivalents and short-term investments, together with funds generated from operations, should be sufficient to meet operating requirements, regular quarterly dividends, debt repayment schedules, and share repurchases. Our philosophy regarding the maintenance of a balance sheet with a large component of cash and cash equivalents, short-term investments, and equity and other investments, reflects our views on potential future capital requirements relating to research and development, creation and expansion of sales distribution channels, investments and acquisitions, share dilution management, legal risks, and challenges to our business model. We regularly assess our investment management approach in view of our current and potential future needs.

As a result of the special dividend paid in the second quarter of fiscal year 2005 and shares repurchased, our retained deficit, including accumulated other comprehensive income, was $16.7 billion at June 30, 2010. Our retained deficit is not expected to affect our future ability to operate, pay dividends, or repay our debt given our continuing profitability and strong cash and financial position.

RECENT LEGISLATION

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the United States. This legislation expands health care coverage to many uninsured individuals and expands coverage to those already insured. The changes required by this legislation will largely be funded through tax increases to both insurers and the insured. We do not expect any near term impact on our financial results as a result of the legislation. One provision that will impact certain companies significantly is the elimination of the tax deductibility of the Medicare Part D subsidy. This provision does not affect us because we do not provide retiree health benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our financial statements.

On July 1, 2009, we adopted guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. We have applied this guidance to business combinations completed since July 1, 2009.

On July 1, 2009, we adopted guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance did not have a material impact on our financial statements.

On July 1, 2009, we adopted guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on our financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued guidance on revenue recognition that will become effective for us beginning July 1, 2010. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We believe adoption of this new guidance will not have a material impact on our financial statements.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our financial statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of investment securities, goodwill, research and development costs, contingencies, income taxes, stock-based compensation, and product warranties.

Revenue Recognition

Software revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. A portion of revenue may be recorded as unearned due to undelivered elements. The amount of revenue allocated to undelivered elements is based on the VSOE of fair value for those elements using the residual method or relative fair value method, and the deferred revenue is recognized as the elements are delivered. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and changes to a product's estimated life cycle could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

A portion of the revenue related to Windows XP is recorded as unearned due to the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. Revenue related to Windows Vista and Windows 7 is not subject to a similar deferral because there are no significant undelivered elements. 2007 Microsoft Office system revenue is subject to deferral as a result of the 2010 Microsoft Office system technology guarantee program, which started March 5, 2010. This program allows customers who purchased certain versions of the 2007 Microsoft Office system to receive an upgrade to the corresponding version of the 2010 Microsoft Office system at minimal or no cost when the product becomes generally available. Accordingly, estimated revenue related to the undelivered 2010 Microsoft Office system is deferred until the product is delivered.

Impairment of Investment Securities

Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach.

In addition to the impairment test performed on May 1, 2010, we performed an interim impairment analysis of our Online Services Division goodwill balance during the first quarter of fiscal year 2010 in connection with the disposal of Razorfish. No impairment of goodwill was identified.

Research and Development Costs

Costs incurred internally in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to manufacturing. The amortization of these costs is included in cost of revenue over the estimated life of the products.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial statements.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accounting literature also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial statements.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be impacted.

Product Warranties

We provide for the estimated costs of hardware and software warranties at the time the related revenue is recognized. For hardware warranty, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranty, we estimate the costs to provide bug fixes, such as security patches, over the life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Steven A. Ballmer
Chief Executive Officer

Peter S. Klein
Chief Financial Officer

Frank H. Brod
Corporate Vice President, Finance and Administration;
Chief Accounting Officer

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISKS

We are exposed to economic risk from foreign currency exchange rates, interest rates, credit risk, equity prices, and commodity prices. A portion of these risks is hedged, but they may impact our financial statements.

Foreign Currency. Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily and use hedges where practicable to offset the risks and maximize the economic effectiveness of our foreign currency positions. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar.

Interest Rate. Our fixed-income portfolio is diversified across credit sectors and maturities, consisting primarily of investment-grade securities. The credit risk and average maturity of the fixed-income portfolio is managed to achieve economic returns that correlate to certain global and domestic fixed-income indices. In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency and mortgage-backed securities.

Equity. Our equity portfolio consists of global, developed, and emerging market securities that are subject to market price risk. We manage the securities relative to certain global and domestic indices and expect their economic risk and return to correlate with these indices.

Commodity. We use broad-based commodity exposures to enhance portfolio returns and facilitate portfolio diversification. Our investment portfolio has exposure to a variety of commodities, including precious metals, energy, and grain. We manage these exposures relative to global commodity indices and expect their economic risk and return to correlate with these indices.

VALUE-AT-RISK

We use a value-at-risk ("VaR") model to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, in the fair value of our portfolio due to adverse market movements over a defined time horizon. The VaR model is not intended to represent actual losses in fair value, including determinations of other-than-temporary losses in fair value in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), but is used as a risk estimation and management tool. The distribution of the potential changes in total market value of all holdings is computed based on the historical volatilities and correlations among foreign currency exchange rates, interest rates, equity prices, and commodity prices, assuming normal market conditions.

The VaR is calculated as the total loss that will not be exceeded at the 97.5 percentile confidence level or, alternatively stated, the losses could exceed the VaR in 25 out of 1,000 cases. Several risk factors are not captured in the model, including liquidity risk, operational risk, and legal risk.

The following table sets forth the one-day VaR for substantially all of our positions as of June 30, 2010 and 2009 and for the year ended June 30, 2010:

(In millions)

	June 30, 2010	**June 30, 2009**	**Year Ended June 30, 2010**		
Risk Categories			**Average**	**High**	**Low**
Foreign currency	**$ 57**	$ 68	**$ 53**	**$ 86**	**$ 20**
Interest rate	**$ 58**	$ 42	**$ 54**	**$ 69**	**$ 43**
Equity	**$ 183**	$ 157	**$ 184**	**$ 206**	**$ 142**
Commodity	**$ 19**	$ 16	**$ 17**	**$ 20**	**$ 14**

Total one-day VaR for the combined risk categories was $235 million at June 30, 2010 and $211 million at June 30, 2009. The total VaR is 26% less at June 30, 2010, and 25% less at June 30, 2009, than the sum of the separate risk categories in the above table due to the diversification benefit of the combination of risks.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INCOME STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	**2010**	**2009**	**2008**
Revenue	**$ 62,484**	$ 58,437	$ 60,420
Operating expenses:			
Cost of revenue	**12,395**	12,155	11,598
Research and development	**8,714**	9,010	8,164
Sales and marketing	**13,214**	12,879	13,260
General and administrative	**4,004**	3,700	5,127
Employee severance	**59**	330	0
Total operating expenses	**38,386**	38,074	38,149
Operating income	**24,098**	20,363	22,271
Other income (expense)	**915**	(542)	1,543
Income before income taxes	**25,013**	19,821	23,814
Provision for income taxes	**6,253**	5,252	6,133
Net income	**$ 18,760**	$ 14,569	$ 17,681
Earnings per share:			
Basic	**$ 2.13**	$ 1.63	$ 1.90
Diluted	**$ 2.10**	$ 1.62	$ 1.87
Weighted average shares outstanding:			
Basic	**8,813**	8,945	9,328
Diluted	**8,927**	8,996	9,470
Cash dividends declared per common share	**$ 0.52**	$ 0.52	$ 0.44

See accompanying notes.

BALANCE SHEETS

(In millions)		
June 30,	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ **5,505**	$ 6,076
Short-term investments (including securities loaned of **$62** and $1,540)	**31,283**	25,371
Total cash, cash equivalents, and short-term investments	**36,788**	31,447
Accounts receivable, net of allowance for doubtful accounts of **$375** and $451	**13,014**	11,192
Inventories	**740**	717
Deferred income taxes	**2,184**	2,213
Other	**2,950**	3,711
Total current assets	**55,676**	49,280
Property and equipment, net of accumulated depreciation of **$8,629** and $7,547	**7,630**	7,535
Equity and other investments	**7,754**	4,933
Goodwill	**12,394**	12,503
Intangible assets, net	**1,158**	1,759
Deferred income taxes	**0**	279
Other long-term assets	**1,501**	1,599
Total assets	$ **86,113**	$ 77,888
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ **4,025**	$ 3,324
Short-term debt	**1,000**	2,000
Accrued compensation	**3,283**	3,156
Income taxes	**1,074**	725
Short-term unearned revenue	**13,652**	13,003
Securities lending payable	**182**	1,684
Other	**2,931**	3,142
Total current liabilities	**26,147**	27,034
Long-term debt	**4,939**	3,746
Long-term unearned revenue	**1,178**	1,281
Deferred income taxes	**229**	0
Other long-term liabilities	**7,445**	6,269
Commitments and contingencies		
Stockholders' equity:		
Common stock and paid-in capital – shares authorized 24,000; outstanding **8,668** and 8,908	**62,856**	62,382
Retained deficit, including accumulated other comprehensive income of **$1,055** and $969	**(16,681)**	(22,824)
Total stockholders' equity	**46,175**	39,558
Total liabilities and stockholders' equity	$ **86,113**	$ 77,888

See accompanying notes.

CASH FLOWS STATEMENTS

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Operations			
Net income	**$ 18,760**	$ 14,569	$ 17,681
Adjustments to reconcile net income to net cash from operations:			
Depreciation, amortization, and other noncash items	**2,673**	2,562	2,056
Stock-based compensation	**1,891**	1,708	1,479
Net recognized losses (gains) on investments and derivatives	**(208)**	683	(572)
Excess tax benefits from stock-based compensation	**(45)**	(52)	(120)
Deferred income taxes	**(220)**	762	935
Deferral of unearned revenue	**29,374**	24,409	24,532
Recognition of unearned revenue	**(28,813)**	(25,426)	(21,944)
Changes in operating assets and liabilities:			
Accounts receivable	**(2,238)**	2,215	(1,569)
Other current assets	**420**	(422)	153
Other long-term assets	**(223)**	(273)	(98)
Other current liabilities	**1,295**	(3,371)	(748)
Other long-term liabilities	**1,407**	1,673	(173)
Net cash from operations	**24,073**	19,037	21,612
Financing			
Short-term borrowings (repayments), maturities of 90 days or less, net	**(991)**	1,178	0
Proceeds from issuance of debt, maturities longer than 90 days	**4,167**	4,796	0
Repayments of debt, maturities longer than 90 days	**(2,986)**	(228)	0
Common stock issued	**2,311**	579	3,494
Common stock repurchased	**(11,269)**	(9,353)	(12,533)
Common stock cash dividends paid	**(4,578)**	(4,468)	(4,015)
Excess tax benefits from stock-based compensation	**45**	52	120
Other	**10**	(19)	0
Net cash used in financing	**(13,291)**	(7,463)	(12,934)
Investing			
Additions to property and equipment	**(1,977)**	(3,119)	(3,182)
Acquisition of companies, net of cash acquired	**(245)**	(868)	(8,053)
Purchases of investments	**(30,168)**	(36,850)	(20,954)
Maturities of investments	**7,453**	6,191	2,597
Sales of investments	**15,125**	19,806	25,132
Securities lending payable	**(1,502)**	(930)	(127)
Net cash used in investing	**(11,314)**	(15,770)	(4,587)
Effect of exchange rates on cash and cash equivalents	**(39)**	(67)	137
Net change in cash and cash equivalents	**(571)**	(4,263)	4,228
Cash and cash equivalents, beginning of period	**6,076**	10,339	6,111
Cash and cash equivalents, end of period	**$ 5,505**	$ 6,076	$ 10,339

See accompanying notes.

STOCKHOLDERS' EQUITY STATEMENTS

(In millions)

Year Ended June 30,	2010	2009	2008
Common stock and paid-in capital			
Balance, beginning of period	**$ 62,382**	$ 62,849	$ 60,557
Common stock issued	**2,311**	567	3,504
Common stock repurchased	**(3,113)**	(2,611)	(3,022)
Stock-based compensation expense	**1,891**	1,708	1,479
Stock-based compensation income tax benefits (deficiencies)	**(647)**	(128)	253
Other, net	**32**	(3)	78
Balance, end of period	**62,856**	62,382	62,849
Retained deficit			
Balance, beginning of period	**(22,824)**	(26,563)	(29,460)
Cumulative effect of a change in accounting principle relating to uncertain tax positions	**0**	0	(395)
Cumulative effect of a change in accounting principle relating to costs of certain compensated absences	**0**	0	(17)
Net income	**18,760**	14,569	17,681
Other comprehensive income:			
Net unrealized gains on derivatives	**27**	302	18
Net unrealized gains (losses) on investments	**265**	(233)	(653)
Translation adjustments and other	**(206)**	(240)	121
Comprehensive income	**18,846**	14,398	17,167
Common stock cash dividends	**(4,547)**	(4,620)	(4,084)
Common stock repurchased	**(8,156)**	(6,039)	(9,774)
Balance, end of period	**(16,681)**	(22,824)	(26,563)
Total stockholders' equity	**$ 46,175**	$ 39,558	$ 36,286

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments through which we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee's activities are accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which do not have readily determinable fair values are accounted for under the cost method.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include: estimates of loss contingencies, product warranties, product life cycles, product returns, and stock-based compensation forfeiture rates; assumptions such as the elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns; estimating the fair value and/or goodwill impairment for our reporting units; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to Other Comprehensive Income ("OCI").

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

Revenue for retail packaged products, products licensed to original equipment manufacturers ("OEMs"), and perpetual licenses under certain volume licensing programs generally is recognized as products are shipped or made available. A portion of the revenue related to Windows XP is deferred due to the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. The amount of revenue allocated to the unspecified upgrade/enhancement rights for Microsoft Internet Explorer is based on the vendor-specific objective evidence of fair value for those elements using the residual method or relative fair value method and the deferred revenue is recognized ratably on a straight-line basis over the Windows XP life cycle. Revenue related to Windows Vista and Windows 7 is not subject to a similar deferral because there are no significant undelivered elements. Revenue for products under the technology guarantee programs, which provide free or significantly discounted rights to use upcoming new versions of a software product if an end user licenses existing versions of the product during the eligibility period, is allocated between existing product and the new product, and revenue allocated to the new product is deferred until that version is delivered. The revenue allocation is based on vendor-specific objective evidence of fair value of both products.

Certain multi-year licensing arrangements include a perpetual license for current products combined with rights to receive future versions of software products on a when-and-if-available basis ("Software Assurance") and are accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue from certain arrangements that allow for the use of a product or service over a period of time without taking possession of software are also accounted for as subscriptions.

Revenue related to our Xbox 360 gaming and entertainment console, games published by us, and other hardware components is generally recognized when ownership is transferred to the retailers. Revenue related to games published by third parties for use on the Xbox 360 platform is recognized when games are manufactured by the game publishers. Display advertising revenue is recognized as advertisements are displayed. Search advertising revenue is recognized when the ad appears in the search results or when the action necessary to earn the revenue has been completed. Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided.

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue

Cost of revenue includes; manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our Web sites and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain Internet-based products and services; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs. Capitalized research and development costs are amortized over the estimated lives of the products.

Product Warranty

We provide for the estimated costs of fulfilling our obligations under hardware and software warranties at the time the related revenue is recognized. For hardware warranties, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and the country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranties, we estimate the costs to provide bug fixes, such as security patches, over the estimated life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $1.6 billion, $1.4 billion, and $1.2 billion in fiscal years 2010, 2009, and 2008, respectively.

Employee Severance

We record employee severance when a specific plan has been approved by management, the plan has been communicated to employees, and it is unlikely that significant changes will be made to the plan.

Stock-Based Compensation

We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense over the applicable vesting period of the stock award (generally four to five years) using the straight-line method.

Employee Stock Purchase Plan

Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value of the stock on the last day of each three-month period. Compensation expense for the employee stock purchase plan is measured as the discount the employee is entitled to upon purchase and is recognized in the period of purchase.

Income Taxes

Income tax expense includes U.S. and international income taxes, the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes.

Fair Value Measurements

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- *Level 1* – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets and liabilities include those actively traded on exchanges.
- *Level 2* – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of corporate notes and bonds, mortgage-backed securities, agency securities, certificates of deposit, and commercial paper. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter option and swap contracts.

- *Level 3* – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 non-derivative assets primarily comprise investments in certain corporate bonds. We value these corporate bonds using internally developed valuation models, inputs to which include interest rate curves, credit spreads, stock prices, and volatilities. Unobservable inputs used in these models are significant to the fair values of the investments. Our Level 3 derivative assets and liabilities primarily comprise derivatives for foreign equities. In certain cases, market-based observable inputs are not available and we use management judgment to develop assumptions to determine fair value for these derivatives.

We measure certain assets, including our cost and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

Our current financial liabilities, including our short-term debt, have fair values that approximate their carrying values. Our long-term financial liabilities consist of long-term debt which is recorded on the balance sheet at issuance price less unamortized discount.

Financial Instruments

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI.

Equity and other investments classified as long-term include both debt and equity instruments. Debt and publicly-traded equity securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI. Common and preferred stock and other investments that are restricted for more than one year or are not publicly traded are recorded at cost or using the equity method.

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loan securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Fair value is calculated based on publicly available market information or other estimates determined by management. We employ a systematic methodology on a quarterly basis that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established.

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a fair-value hedge, the gain (loss) is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For options designated as fair-value hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings.

For derivative instruments designated as cash-flow hedges, the effective portion of the derivative's gain (loss) is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For options designated as cash-flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense). Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities, which are recorded as a component of OCI until the securities are sold or other-than-temporarily impaired, at which time the amounts are moved from OCI into other income (expense).

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Balance, beginning of period	**$ 451**	$ 153	$ 117
Charged to costs and other	**45**	360	88
Write-offs	**(121)**	(62)	(52)
Balance, end of period	**$ 375**	$ 451	$ 153

Inventories

Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of revenue.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: computer software developed or acquired for internal use, three years; computer equipment, two to three years; buildings and improvements, five to 15 years; leasehold improvements, two to 10 years; and furniture and equipment, one to five years. Land is not depreciated.

Goodwill

Goodwill is tested for impairment using a fair-value-based approach on an annual basis (May 1 for us) and between annual tests if indicators of potential impairment exist.

Intangible Assets

All of our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from one to 10 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our financial statements. See Note 6 – Fair Value Measurements.

On July 1, 2009, we adopted guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. We have applied this guidance to business combinations completed since July 1, 2009.

On July 1, 2009, we adopted guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance did not have a material impact on our financial statements.

On July 1, 2009, we adopted guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on our financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued guidance on revenue recognition that will become effective for us beginning July 1, 2010. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We believe adoption of this new guidance will not have a material impact on our financial statements.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our financial statements.

NOTE 2 — EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, and shared performance stock awards. The components of basic and diluted earnings per share are as follows:

(In millions, except earnings per share)

Year Ended June 30,	**2010**	**2009**	**2008**
Net income available for common shareholders (A)	**$ 18,760**	$ 14,569	$ 17,681
Weighted average outstanding shares of common stock (B)	**8,813**	8,945	9,328
Dilutive effect of stock-based awards	**114**	51	142
Common stock and common stock equivalents (C)	**8,927**	8,996	9,470
Earnings Per Share			
Basic (A/B)	**$ 2.13**	$ 1.63	$ 1.90
Diluted (A/C)	**$ 2.10**	$ 1.62	$ 1.87

For fiscal years 2010, 2009, and 2008, 28 million, 342 million, and 91 million shares, respectively, were attributable to outstanding stock-based awards and were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

In June 2010, we issued $1.25 billion of zero-coupon debt securities that are convertible into shares of our common stock if certain conditions are met. Shares of common stock into which the debt could convert were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. See also Note 12 – Debt.

NOTE 3 — OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

(In millions)			
Year Ended June 30,	2010	2009	2008
Dividends and interest income	$ 843	$ 744	$ 994
Interest expense	(151)	(38)	(106)
Net recognized gains (losses) on investments	348	(125)	346
Net gains (losses) on derivatives	(140)	(558)	226
Net gains (losses) on foreign currency remeasurements	1	(509)	226
Other	14	(56)	(143)
Total	$ 915	$ (542)	$ 1,543

Other-than-temporary impairments, which are included in net recognized gains (losses) on investments in the table above, were $69 million, $862 million, and $312 million in fiscal years 2010, 2009, and 2008, respectively. Realized gains and losses from sales of available-for-sale securities (excluding other-than-temporary impairments) were $605 million and $188 million, respectively, in fiscal year 2010, $1.6 billion and $897 million, respectively, in fiscal year 2009, and $751 million and $93 million, respectively, in fiscal year 2008.

NOTE 4 — INVESTMENTS

Investment Components

The components of investments, including associated derivatives, were as follows:

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2010							
Cash	$ 1,661	$ 0	$ 0	$ 1,661	$ 1,661	$ 0	$ 0
Mutual funds	1,120	0	0	1,120	1,120	0	0
Commercial paper	188	0	0	188	13	175	0
Certificates of deposit	348	0	0	348	68	280	0
U.S. Government and Agency securities	21,036	167	(1)	21,202	1,822	19,380	0
Foreign government bonds	518	13	0	531	0	531	0
Mortgage-backed securities	3,137	135	(7)	3,265	0	3,265	0
Corporate notes and bonds	7,450	289	(18)	7,721	701	7,020	0
Municipal securities	726	22	(1)	747	120	627	0
Common and preferred stock	6,640	1,030	(418)	7,252	0	0	7,252
Other investments	507	0	0	507	0	5	502
Total	$ 43,331	$ 1,656	$ (445)	$ 44,542	$ 5,505	$ 31,283	$ 7,754

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2009							
Cash	$ 2,064	$ 0	$ 0	$ 2,064	$ 2,064	$ 0	$ 0
Mutual funds	1,007	0	(25)	982	900	82	0
Commercial paper	2,601	0	0	2,601	400	2,201	0
Certificates of deposit	555	0	0	555	275	280	0
U.S. Government and Agency securities	13,450	21	(5)	13,466	2,369	11,097	0
Foreign government bonds	3,450	71	(4)	3,517	0	3,517	0
Mortgage-backed securities	3,353	81	(16)	3,418	0	3,418	0
Corporate notes and bonds	4,361	287	(52)	4,596	0	4,596	0
Municipal securities	255	2	(1)	256	68	188	0
Common and preferred stock	4,015	627	(182)	4,460	0	0	4,460
Other investments	465	0	0	465	0	(8)	473
Total	$ 35,576	$ 1,089	$ (285)	$ 36,380	$ 6,076	$ 25,371	$ 4,933

Unrealized Losses on Investments

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	Less than 12 Months		12 Months or Greater			Total
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
June 30, 2010						
U.S. Government and Agency securities	**$ 216**	**$ (1)**	**$ 0**	**$ 0**	**$ 216**	**$ (1)**
Mortgage-backed securities	**105**	**(6)**	**18**	**(1)**	**123**	**(7)**
Corporate notes and bonds	**1,124**	**(13)**	**89**	**(5)**	**1,213**	**(18)**
Municipal securities	**66**	**(1)**	**0**	**0**	**66**	**(1)**
Common and preferred stock	**2,102**	**(339)**	**190**	**(79)**	**2,292**	**(418)**
Total	**$ 3,613**	**$ (360)**	**$ 297**	**$ (85)**	**$ 3,910**	**$ (445)**

	Less than 12 Months		12 Months or Greater			Total
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
June 30, 2009						
Mutual funds	$ 3	$ (1)	$ 77	$ (24)	$ 80	$ (25)
U.S. Government and Agency securities	4,033	(5)	0	0	4,033	(5)
Foreign government bonds	1,444	(3)	669	(1)	2,113	(4)
Mortgage-backed securities	503	(16)	0	0	503	(16)
Corporate notes and bonds	713	(10)	504	(42)	1,217	(52)
Municipal securities	16	(1)	0	0	16	(1)
Common and preferred stock	1,154	(135)	120	(47)	1,274	(182)
Total	$ 7,866	$ (171)	$ 1,370	$ (114)	$ 9,236	$ (285)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Unrealized losses from domestic and international equities are due to market price movements. Management does not believe any remaining unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of June 30, 2010.

At June 30, 2010 and 2009, the recorded bases and estimated fair values of common and preferred stock and other investments that are restricted for more than one year or are not publicly traded were $216 million and $204 million, respectively.

Debt Investment Maturities

(In millions)	Cost Basis	Estimated Fair Value
June 30, 2010		
Due in one year or less	$ 12,489	$ 12,526
Due after one year through five years	14,987	15,283
Due after five years through 10 years	2,137	2,242
Due after 10 years	3,791	3,952
Total	$ 33,404	$ 34,003

NOTE 5 — DERIVATIVES

We use derivative instruments to manage risks related to foreign currencies, equity prices, interest rates, and credit; to enhance investment returns; and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Our derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. All notional amounts presented below are measured in U.S. currency equivalents.

Foreign Currency

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency hedge positions. Option and forward contracts are used to hedge a portion of forecasted international revenue for up to three years in the future and are designated as cash-flow hedging instruments. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar. As of June 30, 2010 and 2009, the total notional amounts of these foreign exchange contracts sold were $9.3 billion and $7.2 billion, respectively. Foreign currency risks related to certain non-U.S. dollar denominated securities are hedged using foreign exchange forward contracts that are designated as fair-value hedging instruments. As of June 30, 2010 and 2009, the total notional amounts of these foreign exchange contracts sold were $523 million and $3.5 billion, respectively. Certain options and forwards not designated as hedging instruments are also used to manage the variability in exchange rates on accounts receivable, cash, and intercompany positions, and to manage other foreign currency exposures. As of June 30, 2010, the total notional amounts of these foreign exchange contracts purchased and sold were $7.8 billion and $5.3 billion, respectively. As of June 30, 2009, the total notional amounts of these foreign exchange contracts purchased and sold were $3.2 billion and $3.6 billion, respectively.

Equity

Securities held in our equity and other investments portfolio are subject to market price risk. Market price risk is managed relative to broad-based global and domestic equity indices using certain convertible preferred investments, options, futures, and swap contracts not designated as hedging instruments. From time to time, to hedge our price risk, we may use and designate equity derivatives as hedging instruments, including puts, calls, swaps, and forwards. As of June 30, 2010, the total notional amounts of designated and non-designated equity contracts purchased and sold were $918 million and $472 million, respectively. As of June 30, 2009, the total notional amounts of designated and non-designated equity contracts purchased and sold were immaterial.

Interest Rate

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of our fixed-income portfolio to achieve economic returns that correlate to certain broad-based fixed-income indices using exchange-traded option and futures contracts and over-the-counter swap and option contracts, none of which are designated as hedging instruments. As of June 30, 2010, the total notional amounts of fixed-interest rate contracts purchased and sold were $3.1 billion and $1.8 billion, respectively. As of June 30, 2009, the total notional amounts of fixed-interest rate contracts purchased and sold were $2.7 billion and $456 million, respectively. In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency mortgage-backed securities. These meet the definition of a derivative instrument in cases where physical delivery of the assets is not taken at the earliest available delivery date. As of June 30, 2010 and 2009, the total notional derivative amount of mortgage contracts purchased were immaterial and $1.3 billion, respectively.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We use credit default swap contracts, not designated as hedging instruments, to manage credit exposures relative to broad-based indices and to facilitate portfolio diversification. We use credit default swaps as they are a low cost method of managing exposure to individual credit risks or groups of credit risks. As of June 30, 2010 and 2009, the total notional amounts of credit contracts purchased and sold were immaterial.

Commodity

We use broad-based commodity exposures to enhance portfolio returns and to facilitate portfolio diversification. We use swap, futures and option contracts, not designated as hedging instruments, to generate and manage exposures to broad-based commodity indices. We use derivatives on commodities as they can be low-cost alternatives to the purchase and storage of a variety of commodities, including, but not limited to, precious metals, energy, and grain. As of June 30, 2010, the total notional amounts of commodity contracts purchased and sold were $1.1 billion and $376 million, respectively. As of June 30, 2009, the total notional amounts of commodity contracts purchased and sold were $543 million and $33 million, respectively.

Credit-Risk-Related Contingent Features

Certain of our counterparty agreements for derivative instruments contain provisions that require our issued and outstanding long-term unsecured debt to maintain an investment grade credit rating and require us to maintain a minimum liquidity of $1.0 billion. To the extent we fail to meet these requirements, we will be required to post collateral, similar to the standard convention related to over-the-counter derivatives. As of June 30, 2010, our long-term unsecured debt rating was AAA, and cash investments were in excess of $1.0 billion. As a result, no collateral is required to be posted.

Fair Values of Derivative Instruments

Following are the gross fair values of derivative instruments held at June 30, 2010 and 2009, excluding the impact of netting derivative assets and liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk:

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2010						
Assets						
Derivatives not designated as hedging instruments:						
Short-term investments	$ 15	$ 134	$ 12	$ 7	$ 8	$ 176
Other current assets	34	0	0	0	0	34
Total	$ 49	$ 134	$ 12	$ 7	$ 8	$ 210
Derivatives designated as hedging instruments:						
Short-term investments	$ 3	$ 0	$ 0	$ 0	$ 0	$ 3
Other current assets	563	0	0	0	0	563
Total	$ 566	$ 0	$ 0	$ 0	$ 0	$ 566
Total assets	$ 615	$ 134	$ 12	$ 7	$ 8	$ 776
Liabilities						
Derivatives not designated as hedging instruments:						
Other current liabilities	$ (60)	$ (17)	$ (33)	$ (41)	$ (5)	$ (156)
Derivatives designated as hedging instruments:						
Other current liabilities	$ (9)	$ 0	$ 0	$ 0	$ 0	$ (9)
Total liabilities	$ (69)	$ (17)	$ (33)	$ (41)	$ (5)	$ (165)

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2009						
Assets						
Derivatives not designated as hedging instruments:						
Short-term investments	$ 9	$ 78	$ 44	$ 21	$ 2	$ 154
Other current assets	48	0	0	0	0	48
Total	$ 57	$ 78	$ 44	$ 21	$ 2	$ 202
Derivatives designated as hedging instruments:						
Short-term investments	$ 12	$ 0	$ 0	$ 0	$ 0	$ 12
Other current assets	417	0	0	0	0	417
Equity and other investments	0	2	0	0	0	2
Total	$ 429	$ 2	$ 0	$ 0	$ 0	$ 431
Total assets	$ 486	$ 80	$ 44	$ 21	$ 2	$ 633
Liabilities						
Derivatives not designated as hedging instruments:						
Other current liabilities	$ (183)	$ (3)	$ (20)	$ (62)	$ (6)	$ (274)
Derivatives designated as hedging instruments:						
Other current liabilities	$ (75)	$ 0	$ 0	$ 0	$ 0	$ (75)
Total liabilities	$ (258)	$ (3)	$ (20)	$ (62)	$ (6)	$ (349)

See also Note 4 – Investments and Note 6 – Fair Value Measurements.

Fair-Value Hedges

We recognized in other income (expense) the following gains (losses) on contracts designated as fair value hedges and their related hedged items:

(In millions)		
Year Ended June 30,	**2010**	**2009**
Foreign Exchange Contracts		
Derivatives	**$ (57)**	$ 121
Hedged items	**60**	(120)
Total	**$ 3**	$ 1
Equity Contracts		
Derivatives	**$ 0**	$ 191
Hedged items	**0**	(211)
Total	**$ 0**	$ (20)

Cash-Flow Hedges

We recognized the following gains (losses) related to foreign exchange contracts designated as cash flow hedges (our only cash flow hedges during the period):

(In millions)		
Year Ended June 30,	**2010**	**2009**
Effective Portion		
Gain recognized in OCI, net of tax effect of **$188** and $472	**$ 349**	$ 876
Gain reclassified from OCI into revenue	**$ 495**	$ 884
Amount Excluded from Effectiveness Assessment and Ineffective Portion		
Loss recognized in other income (expense)	**$ (174)**	$ (314)

We estimate that $496 million of net derivative gains included in OCI will be reclassified into earnings within the next 12 months. No significant amounts of gains (losses) were reclassified from OCI into earnings as a result of forecasted transactions that failed to occur during fiscal year 2010.

Non-Designated Derivatives

Gains (losses) from changes in fair values of derivatives that are not designated as hedges are primarily recognized in other income (expense). These amounts are shown in the table below, with the exception of gains (losses) on derivatives presented in income statement line items other than other income (expense), which were immaterial for the fiscal years 2010 and 2009. Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) below are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities.

(In millions)		
Year Ended June 30,	**2010**	**2009**
Foreign exchange contracts	**$ 106**	$ (234)
Equity contracts	**12**	(131)
Interest-rate contracts	**(4)**	5
Credit contracts	**22**	(18)
Commodity contracts	**(1)**	(126)
Total	**$ 135**	$ (504)

NOTE 6 — FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the fair value of our financial instruments that are measured at fair value on a recurring basis:

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [(a)]	Net Fair Value
June 30, 2010						
Assets						
Mutual funds	$ 1,120	$ 0	$ 0	$ 1,120	$ 0	$ 1,120
Commercial paper	0	172	0	172	0	172
Certificates of deposit	0	348	0	348	0	348
U.S. Government and Agency securities	16,473	4,756	0	21,229	0	21,229
Foreign government bonds	239	294	0	533	0	533
Mortgage-backed securities	0	3,264	0	3,264	0	3,264
Corporate notes and bonds	0	7,460	167	7,627	0	7,627
Municipal securities	0	747	0	747	0	747
Common and preferred stock	6,988	43	5	7,036	0	7,036
Derivatives	22	745	9	776	(207)	569
Total	$ 24,842	$ 17,829	$ 181	$ 42,852	$ (207)	$ 42,645
Liabilities						
Derivatives and other	$ 85	$ 137	$ 0	$ 222	$ (205)	$ 17

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [(a)]	Net Fair Value
June 30, 2009						
Assets						
Mutual funds	$ 982	$ 0	$ 0	$ 982	$ 0	$ 982
Commercial paper	0	2,601	0	2,601	0	2,601
Certificates of deposit	0	555	0	555	0	555
U.S. Government and Agency securities	7,134	6,105	0	13,239	0	13,239
Foreign government bonds	501	3,022	0	3,523	0	3,523
Mortgage-backed securities	0	3,593	0	3,593	0	3,593
Corporate notes and bonds	0	4,073	253	4,326	0	4,326
Municipal securities	0	256	0	256	0	256
Common and preferred stock	4,218	28	5	4,251	0	4,251
Derivatives	5	623	5	633	(235)	398
Total	$ 12,840	$ 20,856	$ 263	$ 33,959	$ (235)	$ 33,724
Liabilities						
Derivatives and other	$ 5	$ 344	$ 0	$ 349	$ (231)	$ 118

(a) *These amounts represent the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk.*

The table below reconciles the total Net Fair Value of assets above to the balance sheet presentation of these same assets in Note 4 – Investments for June 30, 2010 and 2009.

(In millions)		
June 30,	**2010**	**2009**
Net fair value of assets measured at fair value on a recurring basis	**$ 42,645**	$ 33,724
Cash	**1,661**	2,064
Common and preferred stock measured at fair value on a nonrecurring basis	**216**	204
Other investments measured at fair value on a nonrecurring basis	**502**	465
Derivative assets classified as other current assets	**(597)**	(465)
Derivative liabilities under master netting agreements classified as other current assets	**53**	231
Other	**62**	157
Recorded basis of investment components	**$ 44,542**	$ 36,380

Changes in Financial Instruments Measured at Level 3 Fair Value on a Recurring Basis

The following tables present the changes during the fiscal years 2010 and 2009 in our Level 3 financial instruments that are measured at fair value on a recurring basis. The majority of these instruments consist of investment securities classified as available-for-sale with changes in fair value included in OCI.

(In millions)	Corporate Notes and Bonds	Common and Preferred Stock	Derivative Assets	Total
Year Ended June 30, 2010				
Balance, beginning of period	**$ 253**	**$ 5**	**$ 5**	**$ 263**
Total realized and unrealized gains (losses):				
Included in other income (expense)	**6**	**0**	**4**	**10**
Included in other comprehensive income	**(92)**	**0**	**0**	**(92)**
Balance, end of period	**$ 167**	**$ 5**	**$ 9**	**$ 181**
Change in unrealized gains (losses) included in other income (expense) related to assets held as of June 30, 2010	**$ 6**	**$ 0**	**$ 4**	**$ 10**

(In millions)	Corporate Notes and Bonds	Common and Preferred Stock	Derivative Assets	Total
Year Ended June 30, 2009				
Balance, beginning of period	$ 138	$ 8	$ 71	$ 217
Total realized and unrealized gains (losses):				
Included in other income (expense)	(6)	(6)	51	39
Included in other comprehensive income	111	0	0	111
Purchases, issuances, and settlements	0	5	(119)	(114)
Transfers in (out)	10	(2)	2	10
Balance, end of period	$ 253	$ 5	$ 5	$ 263
Change in unrealized gains (losses) included in other income (expense) related to assets held as of June 30, 2009	$ (7)	$ (5)	$ 4	$ (8)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During fiscal years 2010 and 2009, impairment charges of $5 million and $86 million, respectively, were recognized for certain investments measured at fair value on a nonrecurring basis, as the decline in their respective fair values below their cost was determined to be other than temporary in all instances. At June 30, 2010 and 2009, the fair values of the common and preferred stocks that we held that were required to be measured at fair value on a non-recurring basis were $0 and $164 million, respectively.

NOTE 7 — INVENTORIES

The components of inventories were as follows:

(In millions)

June 30,	2010	2009
Raw materials	**$ 172**	$ 170
Work in process	**16**	45
Finished goods	**552**	502
Total	**$ 740**	$ 717

NOTE 8 — PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

(In millions)

June 30,	2010	2009
Land	**$ 526**	$ 526
Buildings and improvements	**6,087**	5,886
Leasehold improvements	**2,100**	1,938
Computer equipment and software	**5,673**	4,989
Furniture and equipment	**1,873**	1,743
Total, at cost	**16,259**	15,082
Accumulated depreciation	**(8,629)**	(7,547)
Total, net	**$ 7,630**	$ 7,535

During fiscal years 2010, 2009, and 2008, depreciation expense was $1.8 billion, $1.7 billion, and $1.4 billion, respectively.

NOTE 9 — BUSINESS COMBINATIONS

During fiscal year 2010, we acquired five entities for total consideration of $267 million, substantially all of which was paid in cash. During this period, we also sold three entities for total consideration of $600 million, including Razorfish in the second quarter of fiscal year 2010. These entities have been included in or removed from our consolidated results of operations since their acquisition or sale dates, respectively. Pro forma results of operations have not been presented because the effects of these business combinations, individually and in the aggregate, were not material to our consolidated results of operations.

NOTE 10 — GOODWILL

Changes in the carrying amount of goodwill for fiscal years 2010 and 2009 by segment were as follows:

(In millions)	Balance as of June 30, 2008	Acquisitions	Purchase Accounting Adjustments and Other	Balance as of June 30, 2009	Acquisitions	Purchase Accounting Adjustments and Other	Balance as of June 30, 2010
Windows & Windows Live Division	$ 153	$ 1	$ (77)	$ 77	**$ 0**	**$ 0**	**$ 77**
Server and Tools	738	233	67	1,038	**82**	**(2)**	**1,118**
Online Services Division	6,274	447	(64)	6,657	**0**	**(284)**	**6,373**
Microsoft Business Division	4,191	0	(264)	3,927	**116**	**(19)**	**4,024**
Entertainment and Devices Division	752	58	(6)	804	**0**	**(2)**	**802**
Total	$ 12,108	$ 739	$ (344)	$ 12,503	**$ 198**	**$ (307)**	**$ 12,394**

None of the amounts recorded as goodwill are expected to be deductible for tax purposes. The measurement period for purchase price allocations ends as soon as information on the facts and circumstances becomes available, but will not exceed 12 months. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill retroactive to the period in which the acquisition occurred. Any change in the goodwill amounts resulting from foreign currency translations are presented as "other" in the above table. Also included within "other" for fiscal year 2010 is $285 million of goodwill associated with business dispositions. See also Note 9 – Business Combinations.

We test goodwill for impairment annually on May 1 at the reporting unit level using a fair value approach. No impairment of goodwill was identified as of May 1, 2010. In connection with the disposal of Razorfish, we performed an interim impairment analysis of our Online Services Division goodwill balance during the first quarter of fiscal year 2010. No impairment of goodwill was identified.

NOTE 11 — INTANGIBLE ASSETS

The components of intangible assets, all of which are finite-lived, were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Year Ended June 30,			**2010**			**2009**
Contract-based	**$ 1,075**	**$ (914)**	**$ 161**	$ 1,087	$ (855)	$ 232
Technology-based	**2,308**	**(1,521)**	**787**	2,033	(1,090)	943
Marketing-related	**114**	**(86)**	**28**	188	(97)	91
Customer-related	**390**	**(208)**	**182**	732	(239)	493
Total	**$ 3,887**	**$ (2,729)**	**$ 1,158**	$ 4,040	$ (2,281)	$ 1,759

We estimate that we have no significant residual value related to our intangible assets. No material impairments of intangible assets were identified during any of the periods presented.

The components of intangible assets acquired during fiscal years 2010 and 2009 were as follows:

(In millions)	Amount	Weighted Average Life	Amount	Weighted Average Life
Year Ended June 30,	**2010**		**2009**	
Contract-based	**$ 3**	**2 years**	$ 26	4 years
Technology-based	**322**	**4 years**	293	4 years
Marketing-related	**0**		7	5 years
Customer-related	**18**	**5 years**	28	2 years
Total	**$ 343**		$ 354	

Intangible assets amortization expense was $707 million, $591 million, and $472 million for fiscal years 2010, 2009, and 2008, respectively. The following table outlines the estimated future amortization expense related to intangible assets held at June 30, 2010:

(In millions)	
Year Ending June 30,	
2011	$ 486
2012	365
2013	235
2014	36
2015 and thereafter	36
Total	$ 1,158

NOTE 12 — DEBT

In September 2008, our Board of Directors authorized debt financings of up to $6.0 billion. As of June 30, 2010, we had $6.0 billion of issued and outstanding debt comprised of $1.0 billion of commercial paper and $5.0 billion of long-term debt, including $1.25 billion of convertible debt. Cash paid for interest on our debt for fiscal year 2010 was $145 million. No cash was paid for interest on our debt for fiscal years 2009 and 2008.

Short-term Debt

As of June 30, 2010, our $1.0 billion of commercial paper issued and outstanding had a weighted average interest rate, including issuance costs, of 0.20% and maturities of 22 to 216 days. The estimated fair value of this commercial paper approximates its carrying value.

In November 2009, we replaced our $2.0 billion and $1.0 billion credit facilities with a $2.25 billion 364-day credit facility, which expires on November 5, 2010. This facility serves as a back-up for our commercial paper program. In June 2010, we reduced the size of our credit facility from $2.25 billion to $1.0 billion due to the reduction in commercial paper outstanding. As of June 30, 2010, we were in compliance with the financial covenant in the credit facility agreement, which requires a coverage ratio be maintained of at least three times earnings before interest, taxes, depreciation, and amortization to interest expense. No amounts were drawn against the credit facility during any of the periods presented.

Long-term Debt

Notes

As of June 30, 2010, we had issued and outstanding $3.75 billion of debt securities as illustrated in the table below (collectively "the Notes"). Interest on the Notes is payable semi-annually on June 1 and December 1 of each year, to holders of record on the preceding May 15 and November 15. The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible Debt

In June 2010, we issued $1.25 billion of zero coupon convertible unsecured debt due on June 15, 2013 in a private placement offering. Proceeds from the offering were $1.24 billion, net of fees and expenses which were capitalized. The majority of the proceeds were used to repay outstanding commercial paper, leaving $1.0 billion of commercial paper outstanding as of June 30, 2010. Each $1,000 principal amount of notes is convertible into 29.94 shares of Microsoft common stock at a conversion price of $33.40 per share.

Prior to March 15, 2013, the notes will be convertible, only in certain circumstances, into cash and, if applicable, cash, shares of Microsoft's common stock or a combination thereof, at our election. On or after March 15, 2013, the notes will be convertible at any time. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

Because the convertible debt may be wholly or partially settled in cash, we are required to separately account for the liability and equity components of the notes in a manner that reflects our nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The net proceeds of $1.24 billion were allocated between debt for $1.18 billion and stockholders' equity for $58 million with the portion in stockholders' equity representing the fair value of the option to convert the debt.

In connection with the issuance of the notes, we entered into capped call transactions with certain option counterparties who are initial purchasers of the notes or their affiliates. The capped call transactions are expected to reduce potential dilution of earnings per share upon conversion of the notes. Under the capped call transactions, we purchased from the option counterparties capped call options that in the aggregate relate to the total number of shares of our common stock underlying the notes, with a strike price equal to the conversion price of the notes and with a cap price equal to $37.16. The purchased capped calls were valued at $40 million and recorded to stockholders' equity.

As of June 30, 2010, the total carrying value and estimated fair value of our long-term debt, including convertible debt, were $4.94 billion and $5.21 billion, respectively. The estimate of fair value is based on quoted prices for our publicly-traded debt as of June 30, 2010, as applicable. The effective interest yields of the Notes due in 2014, 2019, and 2039 were 3.00%, 4.29%, and 5.22%, respectively, at June 30, 2010. The effective interest yield of the convertible debt due in 2013 is 1.85% at June 30, 2010 and the coupon interest rate is zero percent.

The components of long-term debt as of June 30, 2010 were as follows:

(In millions)	
Zero coupon convertible notes due on June 15, 2013	**$ 1,250**
2.95% Notes due on June 1, 2014	**2,000**
4.20% Notes due on June 1, 2019	**1,000**
5.20% Notes due on June 1, 2039	**750**
Unamortized discount for Notes above	**(61)**
Total	**$ 4,939**

Maturities of long-term debt for the next five years are as follows:

(In millions)	
Year Ending June 30,	
2011	$ 0
2012	0
2013	1,250
2014	2,000
2015	0
Thereafter	1,750
Total	$ 5,000

NOTE 13 — INCOME TAXES

The components of the provision for income taxes were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Current Taxes			
U.S. federal	**$ 4,415**	$ 3,159	$ 4,357
U.S. state and local	**357**	192	256
International	**1,701**	1,139	1,007
Current taxes	**6,473**	4,490	5,620
Deferred Taxes			
Deferred taxes	**(220)**	762	513
Provision for income taxes	**$ 6,253**	$ 5,252	$ 6,133

U.S. and international components of income before income taxes were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
U.S.	**$ 9,575**	$ 5,529	$ 12,682
International	**15,438**	14,292	11,132
Income before income taxes	**$ 25,013**	$ 19,821	$ 23,814

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes were as follows:

Year Ended June 30,	**2010**	**2009**	**2008**
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
Foreign earnings taxed at lower rates	**(12.1)%**	(9.3)%	(7.0)%
Internal Revenue Service settlement	**0%**	0%	(5.8)%
European Commission fine	**0%**	0%	2.1%
Other reconciling items, net	**2.1%**	0.8%	1.5%
Effective rate	**25.0%**	26.5%	25.8%

In general, other reconciling items consist of interest, U.S. state income taxes, domestic production deductions, and research credits. In fiscal years 2010, 2009 and 2008, there were no individually significant other reconciling items.

The components of the deferred income tax assets and liabilities were as follows:

(In millions)		
June 30,	2010	2009
Deferred Income Tax Assets		
Stock-based compensation expense	**$ 1,329**	$ 2,004
Other expense items	**1,696**	1,595
Unearned revenue	**556**	743
Impaired investments	**289**	236
Other revenue items	**80**	120
Deferred income tax assets	**$ 3,950**	$ 4,698
Deferred Income Tax Liabilities		
International earnings	**$ (1,056)**	$ (1,191)
Unrealized gain on investments	**(674)**	(516)
Other	**(265)**	(499)
Deferred income tax liabilities	**(1,995)**	(2,206)
Net deferred income tax assets	**$ 1,955**	$ 2,492
Reported As		
Current deferred income tax assets	**$ 2,184**	$ 2,213
Long-term deferred income tax assets (liabilities)	**(229)**	279
Net deferred income tax assets	**$ 1,955**	$ 2,492

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered.

We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $29.5 billion resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. The unrecognized deferred tax liability associated with these temporary differences is approximately $9.2 billion.

Income taxes paid were $4.1 billion, $6.6 billion, and $5.4 billion in fiscal years 2010, 2009, and 2008, respectively.

Uncertain Tax Positions

As of June 30, 2010, we had $6.5 billion of unrecognized tax benefits of which $5.6 billion, if recognized, would affect our effective tax rate. As of June 30, 2009, we had $5.4 billion of unrecognized tax benefits of which $4.4 billion, if recognized, would affect our effective tax rate.

Interest on unrecognized tax benefits was $193 million, $230 million, and $121 million in fiscal years 2010, 2009 and 2008, respectively. As of June 30, 2010, 2009 and 2008, we had accrued interest related to uncertain tax positions of $747 million, $554 million, and $324 million, respectively, net of federal income tax benefits.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Balance, beginning of year	**$ 5,403**	$ 3,195	$ 7,076
Decreases related to settlements	**(57)**	(82)	(4,787)
Increases for tax positions related to the current year	**1,012**	2,203	934
Increases for tax positions related to prior years	**364**	239	66
Decreases for tax positions related to prior years	**(166)**	(132)	(80)
Reductions due to lapsed statute of limitations	**(14)**	(20)	(14)
Balance, end of year	**$ 6,542**	$ 5,403	$ 3,195

We are under audit by the IRS for the tax years 2004-2006. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months as we do not believe the examination will be concluded within the next 12 months.

We are subject to income tax in many jurisdictions outside the U.S., and certain jurisdictions are under audit by local tax authorities. The resolutions of these audits are not expected to be material to our financial statements.

NOTE 14 — UNEARNED REVENUE

Unearned revenue comprises mainly unearned revenue from volume licensing programs, as well as payments for undelivered elements and for other offerings for which we earn the revenue when we provide the service or software or otherwise meet the revenue recognition criteria.

Volume Licensing Programs

Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid either at inception of the agreement or annually at the beginning of each billing coverage period and accounted for as subscriptions with revenue recognized ratably over the billing coverage period.

Undelivered Elements

Undelivered elements consist mainly of payments for unspecified upgrades or enhancements of Microsoft Internet Explorer on a when-and-if-available basis for Windows XP, and technology guarantee programs.

Other

Also included in unearned revenue are payments for post-delivery support and consulting services to be performed in the future; Xbox LIVE subscriptions; Microsoft Dynamics business solutions products; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The components of unearned revenue were as follows:

(In millions)

June 30,	**2010**	**2009**
Volume licensing programs	**$ 12,180**	$ 11,350
Undelivered elements	**624**	1,083
Other	**2,026**	1,851
Total	**$ 14,830**	$ 14,284

Unearned revenue by segment was as follows:

(In millions)		
June 30,	2010	2009
Windows & Windows Live Division	**$ 1,701**	$ 2,345
Server and Tools	**5,282**	4,732
Microsoft Business Division	**7,004**	6,508
Other segments	**843**	699
Total	**$ 14,830**	$ 14,284

NOTE 15 — OTHER LONG-TERM LIABILITIES

(In millions)		
June 30,	2010	2009
Tax contingencies and other tax liabilities	**$ 6,887**	$ 5,515
Legal contingencies	**236**	407
Product warranty	**69**	132
Other	**253**	215
Total	**$ 7,445**	$ 6,269

NOTE 16 — COMMITMENTS AND GUARANTEES

Construction and Operating Leases

We have committed $347 million for constructing new buildings, building improvements and leasehold improvements as of June 30, 2010.

We have operating leases for most U.S. and international sales and support offices and certain equipment. Rental expense for facilities operating leases was $530 million, $475 million, and $398 million, in fiscal years 2010, 2009, and 2008, respectively. Future minimum rental commitments under noncancellable facilities operating leases in place as of June 30, 2010 are as follows:

(In millions)	
Year Ending June 30,	
2011	$ 437
2012	322
2013	256
2014	206
2015 and thereafter	677
Total	$ 1,898

Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. We evaluate estimated losses for these indemnifications, and we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered significant costs as a result of these obligations and have not accrued any liabilities related to these indemnifications in our financial statements.

Yahoo! Commercial Agreement

On December 4, 2009, we entered into a definitive agreement with Yahoo! whereby Microsoft will provide the exclusive algorithmic and paid search platform for Yahoo! Web sites. The transaction received clearance, without restrictions, from both the U.S. Department of Justice and the European Commission during the third fiscal quarter of 2010. The term of the agreement is 10 years subject to termination provisions after five years based on performance.

Microsoft provided Yahoo! country level revenue per search guarantees for a period of 18 months after implementation of the Bing search platform. These guarantees are calculated, paid, and trued-up in three six-month periods thereafter, and are intended to insure Yahoo! against any persistent drop in revenue per search from pre-implementation levels. This is a rate guarantee not a guarantee of search volume. We estimate the total cost of the revenue per search guarantees during the guarantee period could range between zero and $150 million; however, no amount has been recorded for the revenue per search guarantees as we do not believe that such liability exists at this time.

Microsoft also agreed to reimburse Yahoo! for certain transition expenses incurred both before and after the effective date of the agreement.

Finally, Microsoft also agreed to reimburse Yahoo! for certain costs of running algorithmic and paid search services prior to migration to Microsoft's platform.

Product Warranty

The changes in our aggregate product warranty liabilities, which are included in other current liabilities and other long term-liabilities on our balance sheets, were as follows:

(In millions)

Year Ended June 30,	2010	2009
Balance, beginning of year	**$ 342**	$ 692
Accruals for warranties issued	**144**	161
Adjustments to pre-existing warranties	**(2)**	0
Settlements of warranty claims	**(244)**	(511)
Balance, end of year	**$ 240**	$ 342

NOTE 17 — CONTINGENCIES

Government Competition Law Matters

In March 2004, the European Commission issued a competition law decision that, among other things, ordered us to license certain Windows server protocol technology to our competitors. In March 2007, the European Commission issued a statement of objections claiming that the pricing terms we proposed for licensing the technology as required by the March 2004 decision were "not reasonable." Following additional steps we took to address these concerns, the Commission announced on October 22, 2007 that we were in compliance with the March 2004 decision and that no further penalty should accrue after that date. On February 27, 2008, the Commission issued a fine of $1.4 billion (€899 million) relating to the period prior to October 22, 2007. In May 2008, we filed an application with the European Court of First Instance to annul the February 2008 fine. We paid the $1.4 billion (€899 million) fine in June 2008, pending the outcome of the appeal.

In January 2008, the Commission opened a competition law investigation that relates primarily to interoperability with respect to our Microsoft Office family of products. This investigation resulted from complaints filed with the Commission by a trade association of Microsoft's competitors. Microsoft has made a number of proposals to address the Commission's competition law concerns in this area. The Commission announced on December 16, 2009 that it welcomed these proposals and that it will take them into account in assessing this matter. During the fourth quarter of fiscal year 2010, the trade association withdrew its complaint that was the basis of the investigation.

We are also subject to a Consent Decree and Final Judgment ("Final Judgments") that resolved lawsuits brought by the U.S. Department of Justice, 18 states, and the District of Columbia in two separate actions. The Final Judgments imposed various constraints on our Windows operating system businesses. The Final Judgments are scheduled to expire in May 2011.

In other ongoing investigations, various foreign governments and several state attorneys general have requested information from us concerning competition, privacy, and security issues.

Antitrust, Unfair Competition, and Overcharge Class Actions

A large number of antitrust and unfair competition class action lawsuits were filed against us in various state, federal, and Canadian courts on behalf of various classes of direct and indirect purchasers of our PC operating system and certain other software products. We obtained dismissals of damages claims of indirect purchasers under federal law and in 15 states. Courts refused to certify classes in two additional states. We have reached agreements to settle all claims that have been made to date in 19 states and the District of Columbia.

The settlements in all states have received final court approval. Under the settlements, generally class members can obtain vouchers that entitle them to be reimbursed for purchases of a wide variety of platform-neutral computer hardware and software. The total value of vouchers that we may issue varies by state. We will make available to certain schools a percentage of those vouchers that are not issued or claimed (one-half to two-thirds depending on the state). The total value of vouchers we ultimately issue will depend on the number of class members who make claims and are issued vouchers. The maximum value of vouchers to be issued is approximately $2.7 billion. The actual costs of these settlements will be less than that maximum amount, depending on the number of class members and schools that are issued and redeem vouchers. We estimate the total cost to resolve all of the state overcharge class action cases will range between $1.9 billion and $2.0 billion. At June 30, 2010, we have recorded a liability related to these claims of approximately $651 million, which reflects our estimated exposure of $1.9 billion less payments made to date of approximately $1.2 billion mostly for vouchers, legal fees, and administrative expenses.

The three cases pending in British Columbia, Ontario, and Quebec, Canada have not been settled. In March 2010, the court in the British Columbia case certified it as a class action. We have appealed this ruling. The other two actions have been stayed.

Other Antitrust Litigation and Claims

In November 2004, Novell, Inc. filed a complaint in U.S. District Court for the District of Utah (later transferred to federal court in Maryland), asserting antitrust and unfair competition claims against us related to Novell's ownership of WordPerfect and other productivity applications during the period between June 1994 and March 1996. In June 2005, the trial court granted our motion to dismiss four of six claims of the complaint. On March 30, 2010, the trial court granted summary judgment in favor of Microsoft as to all remaining claims. Novell has appealed that ruling.

Patent and Intellectual Property Claims

In 2003, we filed an action in U.S. District Court in California seeking a declaratory judgment that we do not infringe certain Alcatel-Lucent patents (although this action began before the merger of Alcatel and Lucent in 2006, for simplicity we refer to the post-merger entity of Alcatel-Lucent). In April 2008, a jury returned a verdict in Alcatel-Lucent's favor in a trial on a consolidated group of one video and three user interface patents. The jury concluded that we had infringed two user interface patents and awarded $367 million in damages. In June 2008, the trial judge increased the amount of damages to $512 million to include $145 million of interest. We appealed that award to the Federal Circuit. In December 2008, we entered into a settlement agreement resolving all other litigation pending between Microsoft and Alcatel-Lucent, leaving approximately $500 million remaining in dispute. In September 2009, the United States Court of Appeals for the Federal Circuit affirmed the liability award but vacated the verdict and remanded the case to the trial court for a re-trial of the damages ruling, indicating the damages previously awarded were too high. Trial on the remanded damages claim has been set for the first week of December 2010.

In October 2003, Uniloc USA Inc., a subsidiary of a Singapore-based security technology company, filed a patent infringement suit in U.S. District Court in Rhode Island, claiming that product activation technology in Windows XP and certain other Microsoft programs violated a Uniloc patent. After we obtained a favorable summary judgment that we did not infringe any of the claims of this patent, the court of appeals vacated the trial court decision and remanded the case for trial. In April 2009, the jury returned a $388 million verdict against us, including a finding of willful infringement. In September 2009, the district court judge overturned the jury verdict, ruling that the evidence did not support the jury's finding that Microsoft infringed the patent. Uniloc has appealed.

In March 2007, i4i Limited Partnership sued Microsoft in U.S. District Court in Texas claiming that certain custom XML technology in Word 2003 and 2007 infringed i4i's patent. In May 2009, a jury returned a verdict against us, finding damages of $200 million and that we willfully infringed the patent. In August 2009, the court denied our post-trial motions and awarded enhanced damages of $40 million and prejudgment interest of $37 million. The court also issued a permanent injunction prohibiting additional distribution of the allegedly infringing technology. We appealed and the appellate court stayed the injunction pending our appeal. On December 22, 2009, the court of appeals rejected our appeal and affirmed the trial court's judgment and injunction, except that the court of appeals modified the effective date of the injunction to January 11, 2010. On April 1, 2010, the court of appeals denied our request for a rehearing. We intend to seek review by the U.S. Supreme Court.

In 2007, VirnetX Inc. brought suit in U.S. District Court in Texas claiming that various Microsoft products including Windows client and server operating systems software and communications software infringe two patents related to technology for securely communicating over the Internet. This case was tried by a jury in March 2010. The jury returned a verdict that Microsoft willfully infringed both patents, and found damages of approximately $106 million. In March 2010, VirnetX filed a new lawsuit in the Eastern District of Texas alleging that additional Microsoft products and services including Windows 7 and Windows Server 2008 R2 infringe the same two patents. The parties have reached an agreement to settle both lawsuits.

There are over 50 other patent infringement cases pending against Microsoft, 10 of which are set for trial in fiscal year 2010.

Other

We also are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2010, we had accrued aggregate liabilities of approximately $1.0 billion in other current liabilities and approximately $236 million in other long-term liabilities for all of the contingent matters described in this note. While we intend to vigorously defend these matters, there exists the possibility of adverse outcomes that we estimate could reach approximately $800 million in aggregate beyond recorded amounts. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on our financial statements for the period in which the effects become reasonably estimable.

NOTE 18 — STOCKHOLDERS' EQUITY

Shares Outstanding

Shares of common stock outstanding were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Balance, beginning of year	**8,908**	9,151	9,380
Issued	**140**	75	173
Repurchased	**(380)**	(318)	(402)
Balance, end of year	**8,668**	8,908	9,151

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2010, approximately $23.7 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plans using cash resources:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		**2010** [(a)]		**2009** [(b)]		**2008** [(c)]
First quarter	**58**	**$ 1,445**	223	$ 5,966	81	$ 2,348
Second quarter	**125**	**3,583**	95	2,234	120	4,081
Third quarter	**67**	**2,000**	0	0	30	1,020
Fourth quarter	**130**	**3,808**	0	0	171	4,975
Total	**380**	**$ 10,836**	318	$ 8,200	402	$ 12,424

(a) *All shares repurchased in fiscal year 2010 were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

(b) *Of the 318 million shares of common stock repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the plan approved by our Board of Directors during the first quarter of fiscal year 2007. The remaining shares were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

(c) *All shares repurchased in fiscal year 2008 were repurchased under the plan approved by our Board of Directors during the first quarter of fiscal year 2007.*

Dividends

In fiscal year 2010, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 18, 2009	**$ 0.13**	**November 19, 2009**	**$ 1,152**	**December 10, 2009**
December 9, 2009	**$ 0.13**	**February 18, 2010**	**$ 1,139**	**March 11, 2010**
March 8, 2010	**$ 0.13**	**May 20, 2010**	**$ 1,130**	**June 10, 2010**
June 16, 2010	**$ 0.13**	**August 19, 2010**	**$ 1,127**	**September 9, 2010**

The dividend declared on June 16, 2010 will be paid after the filing of our 2010 Form 10-K and was included in other current liabilities as of June 30, 2010.

In fiscal year 2009, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 19, 2008	$ 0.13	November 20, 2008	$ 1,157	December 11, 2008
December 10, 2008	$ 0.13	February 19, 2009	$ 1,155	March 12, 2009
March 9, 2009	$ 0.13	May 21, 2009	$ 1,158	June 18, 2009
June 10, 2009	$ 0.13	August 20, 2009	$ 1,157	September 10, 2009

The dividend declared on June 10, 2009 was included in other current liabilities as of June 30, 2009.

Cumulative Effects of Changes in Accounting Principle

On July 1, 2007, we adopted guidance on accounting for uncertainty in income taxes, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Upon adoption, we recognized a $395 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle.

On July 1, 2007, we adopted accounting guidance which requires companies to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Upon adoption, we recognized a $17 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle.

NOTE 19 — OTHER COMPREHENSIVE INCOME

The activity in other comprehensive income and related income tax effects were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Net Unrealized Gains on Derivatives			
Unrealized gains, net of tax effects of **$188**, $472, and $46	**$ 349**	$ 876	$ 86
Reclassification adjustment for gains included in net income, net of tax effects of **$(173)**, $(309), and $(36)	**(322)**	(574)	(68)
Net unrealized gains on derivatives	**$ 27**	$ 302	$ 18
Net Unrealized Gains (Losses) on Investments			
Unrealized gains (losses), net of tax effects of **$263**, $(142), and $(234)	**$ 488**	$ (263)	$ (435)
Reclassification adjustment for losses (gains) included in net income, net of tax effects of **$(120)**, $16, and $(117)	**(223)**	30	(218)
Net unrealized gains (losses) on investments	**265**	(233)	(653)
Translation adjustments and other, net of tax effects of **$(103)**, $(133), and $69	**(206)**	(240)	121
Other comprehensive income (loss)	**$ 86**	$ (171)	$ (514)

The components of accumulated other comprehensive income were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Net unrealized gains on derivatives	**$ 464**	$ 437	$ 135
Net unrealized gains on investments	**767**	502	735
Translation adjustments and other	**(176)**	30	270
Accumulated other comprehensive income	**$ 1,055**	$ 969	$ 1,140

NOTE 20 — EMPLOYEE STOCK AND SAVINGS PLANS

Stock-based compensation expense and related income tax benefits were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Total stock-based compensation expense	**$ 1,891**	$ 1,708	$ 1,479
Income tax benefits related to stock-based compensation	**$ 662**	$ 598	$ 518

Employee Stock Purchase Plan

We have an employee stock purchase plan for all eligible employees. Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period. Employees purchased the following shares during the periods presented:

(Shares in millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Shares purchased	**20**	24	18
Average price per share	**$ 23.73**	$ 20.13	$ 26.78

At June 30, 2010, 64 million shares of our common stock were reserved for future issuance through the employee stock purchase plan.

Stock Plans

We have stock plans for directors and for officers, employees, consultants, and advisors. At June 30, 2010, an aggregate of 690 million shares were authorized for future grant under our stock plans, which cover stock options, stock awards, and shared performance stock awards. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares to satisfy exercises and vestings of awards granted under all of our stock plans.

Stock Awards

Stock awards ("SAs") are grants that entitle the holder to shares of Microsoft common stock as the award vests. Our SAs generally vest over a five-year period.

Shared Performance Stock Awards

Shared performance stock awards ("SPSAs") are a form of SA in which the number of shares ultimately received depends on our business performance against specified performance targets.

We granted SPSAs for fiscal years 2010, 2009, and 2008 with performance periods of July 1, 2009 through June 30, 2010, July 1, 2008 through June 30, 2009, and July 1, 2007 through June 30, 2008, respectively. In September following the end of each performance period, the number of shares of stock subject to the award is determined by multiplying the target award by a percentage ranging from 0% to 150%. The percentage is based on performance metrics for the performance period, as determined by the Compensation Committee of the Board of Directors in its sole discretion. An additional number of shares, approximately 12% of the total target SPSAs, are available as additional awards to participants based on individual performance. One-quarter of the shares of stock subject to each award vest following the end of the performance period, and an additional one-quarter of the shares vest on each of the following three anniversaries of the grant date.

Executive Officer Incentive Plan

In fiscal year 2009, the Compensation Committee approved a new Executive Officer Incentive Plan ("EOIP") for executive officers of the Company. The EOIP replaced the annual cash bonus opportunity and equity award plans for executive officers. Under the EOIP, the Compensation Committee makes awards of performance-based compensation for specified performance periods. For fiscal years 2010 and 2009, executive officers were eligible to receive annual awards comprised of cash and SAs from an incentive pool equal to a percentage of the Company's operating income. For fiscal year 2010 it was 0.45% of operating income, and for fiscal year 2009 it was 0.35% of operating income. Following approval of the awards, 20% of the award is payable to the executive officers in cash, and the remaining 80% is converted into an SA for shares of Microsoft common stock. The SA portion of the award vests one-quarter immediately after the award is approved following fiscal year-end, and one-quarter on August 31 of each of the following three years.

We grant awards from the incentive pool to the executive officers in September following the end of the fiscal year based on the officer's performance during the prior fiscal year period. Each executive officer receives a fixed percentage of the pool ranging between 0% and 150% of a target based on an assessment of the executive officer's performance during the fiscal year. The number of shares subject to the SA portion of the award is determined by dividing the value of the award by the closing price of Microsoft common stock on August 31 of each year.

Activity for All Stock Plans

The fair value of each award is estimated on the date of grant using the following assumptions:

Year Ended June 30,	2010	2009	2008
Dividends per share (quarterly amounts)	**$ 0.13**	$ 0.11 - $ 0.13	$ 0.10 - $ 0.11
Interest rates range	**2.1% - 2.9%**	1.4% - 3.6%	2.5% - 4.9%

During fiscal year 2010, the following activity occurred under our existing plans:

	Shares	Weighted Average Grant-Date Fair Value
	(In millions)	
Stock Awards		
Nonvested balance, beginning of year	**191**	**$ 25.69**
Granted	**100**	**$ 23.43**
Vested	**(52)**	**$ 25.50**
Forfeited	**(16)**	**$ 25.19**
Nonvested balance, end of year	**223**	**$ 24.76**
Shared Performance Stock Awards		
Nonvested balance, beginning of year	**28**	**$ 26.79**
Granted	**12**	**$ 24.57**
Vested	**(7)**	**$ 26.65**
Forfeited	**(3)**	**$ 25.74**
Nonvested balance, end of year	**30**	**$ 25.32**

As of June 30, 2010, there was $4.2 billion and $482 million of total unrecognized compensation costs related to SAs and SPSAs, respectively. These costs are expected to be recognized over a weighted average period of 3.4 years and 2.4 years, respectively.

During fiscal year 2009 and 2008, the following activity occurred under our stock plans:

(In millions, except fair values)	2009	2008
Stock Awards		
Awards granted	91	71
Weighted average grant-date fair value	$ 24.95	$ 27.83
Shared Performance Stock Awards		
Awards granted	10	19
Weighted average grant-date fair value	$ 25.93	$ 27.82

Stock Options

In fiscal year 2004, we began granting employees and non-employee directors SAs rather than non-qualified and incentive stock options as part of our equity compensation plans. Since then, stock options issued to employees have been issued primarily in conjunction with business acquisitions. Options granted between 1995 and 2001 generally vest over four and one-half years and expire seven years from the date of grant, while certain options vest either over four and one-half years or over seven and one-half years and expire 10 years from the date of grant. Options granted after 2001 vest over four and one-half years and expire 10 years from the date of grant. We granted one million, one million, and 10 million stock options in conjunction with business acquisitions during fiscal years 2010, 2009, and 2008, respectively.

Employee stock options activity was as follows:

	Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
	(In millions)		**(Years)**	**(In millions)**
Balance, July 1, 2009	**330**	**$ 27.99**		
Granted	**1**	**$ 3.20**		
Exercised	**(74)**	**$ 25.86**		
Canceled	**(69)**	**$ 39.00**		
Forfeited	**(1)**	**$ 12.94**		
Balance, June 30, 2010	**187**	**$ 24.68**	**1.46**	**$ 143**
Exercisable, June 30, 2010	**186**	**$ 24.68**	**1.43**	**$ 130**

Options outstanding as of June 30, 2010 include approximately three million options that were granted in conjunction with business acquisitions. While these options are included in the options outstanding balance, they are excluded from the weighted average exercise price. These options have an exercise price range of $0.01 to $150.93 and a weighted average exercise price of $7.49.

During fiscal years 2010, 2009, and 2008, the following activity occurred under our stock plans:

(In millions)	**2010**	**2009**	**2008**
Total intrinsic value of stock options exercised	**$ 365**	$ 48	$ 1,042
Total vest-date fair value of stock awards vested	**$ 1,358**	$ 1,137	$ 955
Total vest-date fair value of shared performance stock awards vested	**$ 227**	$ 485	$ 401

Cash received from option exercises for fiscal years 2010, 2009, and 2008, was $1.8 billion, $88 million, and $3.0 billion, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $126 million, $12 million, and $365 million for fiscal years 2010, 2009, and 2008, respectively.

Savings Plan

We have a savings plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Participating U.S. employees may contribute up to 50% of their salary, but not more than statutory limits. We contribute fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's earnings. Matching contributions for all plans were $275 million, $262 million, and $238 million in fiscal years 2010, 2009, and 2008, respectively, and were expensed as contributed. Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under the plan. Investment options in the U.S. plan include Microsoft common stock, but neither participant nor our matching contributions are required to be invested in Microsoft common stock.

NOTE 21 — EMPLOYEE SEVERANCE

In January 2009, we announced and implemented a resource management program to reduce discretionary operating expenses, employee headcount, and capital expenditures. As part of this program, we announced the elimination of 5,000 positions in research and development, marketing, sales, finance, legal, human resources, and information technology. As of September 30, 2009, we had reduced our overall number of positions by approximately 5,000 and headcount by approximately 4,600.

In November 2009, we identified an additional 800 positions for elimination based on our efforts to manage our expenses. Severance expense of approximately $52 million associated with these additional eliminations was reflected in our financial statements. We have now completed this program and reduced our overall headcount by approximately 5,300.

The changes in our employee severance liabilities related to our resource management efforts were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**
Balance, beginning of period	**$ 127**	$ 0
Employee severance charges	**52**	330
Adjustments	**7**	0
Cash payments	**(186)**	(203)
Balance, end of period	**$ 0**	$ 127

NOTE 22 — SEGMENT INFORMATION AND GEOGRAPHIC DATA

In its operation of the business, management, including our chief operating decision maker, the Company's Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements prepared on a basis not consistent with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Our five segments are Windows & Windows Live Division; Server and Tools; Online Services Division; Microsoft Business Division; and Entertainment and Devices Division. We have recast certain prior period amounts within this note to conform to the way we internally managed and monitored segment performance during the current fiscal year, including moving Windows Live from Online Services Division to Windows & Windows Live Division and Razorfish from Online Services Division to Corporate. Razorfish was sold during the second quarter of fiscal year 2010.

Segment revenue and operating income (loss) were as follows:

(In millions)

Year Ended June 30,	**2010**	**2009**	**2008**
Revenue			
Windows & Windows Live Division	**$ 17,788**	$ 14,690	$ 16,815
Server and Tools	**14,878**	14,276	13,217
Online Services Division	**2,198**	2,110	2,164
Microsoft Business Division	**18,909**	18,864	18,904
Entertainment and Devices Division	**8,114**	8,035	8,502
Unallocated and other	**597**	462	818
Consolidated	**$ 62,484**	$ 58,437	$ 60,420

(In millions)			
Year Ended June 30,	2010	2009	2008
Operating Income (Loss)			
Windows & Windows Live Division	**$ 12,089**	$ 9,569	$ 11,876
Server and Tools	**4,990**	4,638	3,845
Online Services Division	**(2,436)**	(1,760)	(619)
Microsoft Business Division	**11,664**	11,454	11,681
Entertainment and Devices Division	**589**	(3)	314
Reconciling amounts	**(2,798)**	(3,535)	(4,826)
Consolidated	**$ 24,098**	$ 20,363	$ 22,271

The types of products and services provided by each segment are summarized below:

Windows & Windows Live Division – Windows & Windows Live Division offerings consist of Windows operating systems, including Windows 7, and online software and services through Windows Live. Windows Live primarily generates revenue from online advertising.

Server and Tools – Server and Tools product and service offerings consist of Windows Server, Microsoft SQL Server, Windows Azure and other cloud and server offerings. Server and Tools also offers Enterprise Services, which comprise Premier product support services and Microsoft Consulting Services.

Online Services Division – Online Services Division consists of an online advertising platform with offerings for both publishers and advertisers, online information offerings, such as Bing, and the MSN portals and channels around the world.

Microsoft Business Division – Microsoft Business Division offerings include Microsoft Office, SharePoint, and Microsoft Dynamics business solutions.

Entertainment and Devices Division – Entertainment and Devices Division offerings include the Xbox 360 platform, the Zune digital music and entertainment platform, PC software games, online games and services, Mediaroom (our Internet protocol television software), Windows Phone, Windows Embedded device platforms, application software for Apple's Macintosh computers, and Microsoft PC hardware products.

Due to the integrated structure of our business, certain costs incurred by one segment may benefit other segments. The costs that are identifiable are allocated to the segments that benefit to incent cross-collaboration among our segments so that one segment is not solely burdened by the cost of a mutually beneficial activity. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. These cost allocations were not material in any period presented.

In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of: field selling; employee benefits; shared facilities services; and customer service and support. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Certain other corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee severance.

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment and it is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Reconciling amounts in the tables above and below include adjustments to conform our internal accounting policies to U.S. GAAP and corporate-level activity not specifically attributed to a segment. Significant internal accounting policies that differ from U.S. GAAP relate to revenue recognition, income statement classification, depreciation, and amortization of stock-based awards.

Significant reconciling items were as follows:

(In millions) Year Ended June 30,	2010	2009	2008
Corporate-level activity [(a)]	**$ (4,470)**	$ (4,542)	$ (6,026)
Stock-based compensation expense	**571**	770	790
Revenue reconciling amounts	**369**	256	396
Other	**732**	(19)	14
Total	**$ (2,798)**	$ (3,535)	$ (4,826)

(a) *Corporate-level activity excludes stock-based compensation expense and revenue reconciling amounts presented separately in those line items.*

No sales to an individual customer accounted for more than 10% of fiscal year 2010, 2009, or 2008 revenue. Revenue, classified by the major geographic areas in which our customers are located, was as follows:

(In millions) Year Ended June 30,	2010	2009	2008
United States [(a)]	**$ 36,173**	$ 33,052	$ 35,928
Other countries	**26,311**	25,385	24,492
Total	**$ 62,484**	$ 58,437	$ 60,420

(a) *Includes shipments to customers in the United States and licensing to certain OEMs and multinational organizations.*

Revenues from external customers, classified by significant product and service offerings were as follows:

(In millions) Year Ended June 30,	2010	2009	2008
Microsoft Office system	**$ 17,754**	$ 17,998	$ 18,083
Windows PC operating systems	**18,225**	14,653	16,838
Server products and tools	**12,007**	11,344	10,611
Xbox 360 platform	**5,456**	5,475	5,598
Consulting and product support services	**3,036**	3,024	2,743
Advertising	**2,528**	2,345	2,425
Other	**3,478**	3,598	4,122
Total	**$ 62,484**	$ 58,437	$ 60,420

Long-lived assets, excluding financial instruments and deferred taxes, classified by the location of the controlling statutory company, were as follows:

(In millions) June 30,	2010	2009	2008
United States	**$ 18,716**	$ 19,362	$ 19,129
Other countries	**2,466**	2,435	1,194
Total	**$ 21,182**	$ 21,797	$ 20,323

NOTE 23 — QUARTERLY INFORMATION (Unaudited)

(In millions, except per share amounts)

Quarter Ended	**September 30**	**December 31**	**March 31**	**June 30**	**Total**
Fiscal Year 2010					
Revenue	**$ 12,920** [(b)]	**$ 19,022** [(a)]	**$ 14,503**	**$ 16,039**	**$ 62,484**
Gross profit	**10,078**	**15,394**	**11,748**	**12,869**	**50,089**
Net income	**3,574**	**6,662**	**4,006**	**4,518**	**18,760**
Basic earnings per share	**0.40**	**0.75**	**0.46**	**0.52**	**2.13**
Diluted earnings per share	**0.40**	**0.74**	**0.45**	**0.51**	**2.10**
Fiscal Year 2009					
Revenue	$ 15,061	$ 16,629	$ 13,648	$ 13,099 [(c)]	$ 58,437
Gross profit	12,213	12,722	10,834	10,513	46,282
Net income	4,373	4,174	2,977 [(d)]	3,045 [(d)]	14,569
Basic earnings per share	0.48	0.47	0.33	0.34	1.63
Diluted earnings per share	0.48	0.47	0.33	0.34	1.62
Fiscal Year 2008					
Revenue	$ 13,762	$ 16,367	$ 14,454	$ 15,837	$ 60,420
Gross profit	11,087	12,824	11,940	12,971	48,822
Net income	4,289	4,707	4,388 [(e)]	4,297	17,681
Basic earnings per share	0.46	0.50	0.47	0.46	1.90
Diluted earnings per share	0.45	0.50	0.47	0.46	1.87

(a) *Reflects $1.7 billion of revenue recognized for sales of Windows Vista with a guarantee to be upgraded to Windows 7 at minimal or no cost and of Windows 7 to original equipment manufacturers and retailers before general availability (the "Windows 7 Deferral").*

(b) *Reflects $1.5 billion of revenue deferred to future periods relating to the Windows 7 Deferral.*

(c) *Reflects $276 million of revenue deferred to future periods relating to the Windows 7 Deferral.*

(d) *Includes employee severance of $290 million and $40 million (pre-tax) in the third and fourth quarters of the year ended June 30, 2009, respectively.*

(e) *Includes charge of $1.4 billion (€899 million) related to the fine imposed by the European Commission in February 2008.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Microsoft Corporation and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2010

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 30, 2010. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2010; their report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2010, of the Company and our report dated July 30, 2010, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2010

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

DIRECTORS

William H. Gates III
Chairman of the Board,
Microsoft Corporation

Steven A. Ballmer
Chief Executive Officer,
Microsoft Corporation

Dina Dublon [1,2]
Former Chief Financial
Officer, JPMorgan Chase

Raymond V. Gilmartin [4,5]
Former Chairman,
President, Chief Executive
Officer, Merck & Co., Inc.

W. Reed Hastings [2,3]
Founder, Chairman and
Chief Executive Officer,
Netflix, Inc.

Maria M. Klawe [5]
President,
Harvey Mudd College

David F. Marquardt [3,4]
General Partner,
August Capital

Charles H. Noski [1]
Executive Vice President and
Chief Financial Officer,
Bank of America Corporation

Helmut G. W. Panke [1,2,5]
Former Chairman of the Board
of Management, BMW AG

Board Committees

1. Audit Committee
2. Compensation Committee
3. Finance Committee
4. Governance and Nominating Committee
5. Antitrust Compliance Committee

EXECUTIVE OFFICERS

Steven A. Ballmer
Chief Executive Officer

Lisa E. Brummel
Senior Vice President, Human
Resources

Stephen A. Elop
President, Microsoft Business Division

Peter S. Klein
Chief Financial Officer

Robert L. Muglia
President, Server and Tools

Craig J. Mundie
Chief Research and Strategy
Officer

Steven J. Sinofsky
President, Windows & Windows
Live Division

Bradford L. Smith
Senior Vice President, General
Counsel and Secretary

Brian Kevin Turner
Chief Operating Officer

www.microsoft.com/investor

Investor Relations

You can contact Microsoft Investor Relations at any time to order financial documents such as annual reports and Form 10-Ks free of charge.

Call us toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 9:00 a.m. to 5:00 p.m. Pacific Time to answer investment oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/investor

Our e-mail is msft@microsoft.com

Our mailing address is:
Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

Annual Meeting

8:00 a.m. Pacific Time November 16, 2010
Meydenbauer Center
11100 NE 6th Street
Bellevue, Washington 98004

Corporate Citizenship

Our mission is to help people and businesses throughout the world realize their full potential. As the world's largest software company, Microsoft helps to create social and economic opportunities wherever we work, live, and do business. Our technology innovations, our people, our partnerships, and our day-to-day business contribute to the prosperity of communities and the sustainability of the planet. Our commitment to good corporate citizenship reflects our belief that social and economic opportunity go hand in hand. When individuals, communities, and governments thrive, so do we.

Our citizenship efforts focus on four key areas that allow us to best use our technology, people, partnerships and business to promote social good and economic opportunity.

For more about Microsoft's corporate citizenship, including the annual report, please visit the website at:
www.microsoft.com/about/corporatecitizenship

Registered Shareholder Services

American Stock Transfer & Trust Company (AST), our transfer agent, can help you with a variety of shareholder related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

AST also administers a direct stock purchase plan and a dividend reinvestment program for the company.

To find out more about these services and programs you may contact AST directly at 800-285-7772, option 1 between the hours of 5:00 a.m. and 4:00 p.m. Pacific Time, Monday through Thursday, and 5:00 a.m. and 2:00 p.m. Pacific Time on Fridays, or visit AST online at:
www.amstock.com

You can e-mail the transfer agent at:
msft@amstock.com

You can also send mail to the transfer agent at:
Microsoft Corporation
c/o American Stock Transfer & Trust Company
P.O. Box 2362
New York, NY 10272-2362

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Microsoft stock through a brokerage account can contact their broker to request consolidation of their accounts.

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
www.microsoft.com/investor/AnnualReports/default.aspx


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